Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 30, 2023

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2023 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2023 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

In addition, each of the Exchanges is submitting an amendment to Exhibit F of the Form 1 applications, containing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber. Specifically, the Exchanges are each filing an updated Pillar Access Provider Connection Agreement (the "Agreement") which contains an updated Exhibit A of the Agreement to include clarifying fields, such as which market and which service provider type the Exhibit A should link to on the Agreement. Additionally, NYSE, NYSE American, NYSE Arca, and NYSE National are each filing an updated NYSE Application for Market Maker Registration which has updates to the section for NYSE DMM Applications. Specifically, the application was updated to remove an old DLE Agreement, remove the FINRA 1017 requirements, and clarified the reference to 123E to Rule 123E.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

23007760

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/23 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 29th day of June (Month), 2023 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

June 2023

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE American LLC for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), and ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	303
Accounts Receivable, Net of Allowance		1,043
Prepaid Expenses and Other Current Assets		259
Due from affiliates, net		257,840
Income tax receivable		1,032
Current assets		260,477
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		409,860
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		295
SEC fees payable		7,199
Current liabilities		7,494
NON-CURRENT LIABILITIES:		
Other non-current liabilities		0
Non-Current liabilities		0
Liabilities		7,494
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		429,255
Equity		429,784
Total liabilities and equity	$	409,860

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	81,469
Data services fees, net		8,503
Other revenues		35,138
Transaction based expenses		(14,248)
Total revenue, less transaction-based expenses		**110,862**
Professional services		33
Technology and communication		3,870
Selling, general and administrative		(24)
Affiliate expense		43,753
Operating expenses		**47,632**
Operating income		**63,230**
Intercompany Interest income		1,764
Other expense, net		**1,764**
Pre-tax net income		**64,994**
Income tax expense		963
Net income		**64,031**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,637
Accounts Receivable, Net		313
Current assets		1,950
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		1,313
Noncurrent assets		4,472
Total assets	$	6,422
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	49
Due to affiliates, net		510
Deferred Revenue		91
Current liabilities		650
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		360
Noncurrent liabilities		360
Total liabilities	$	1,010
EQUITY:		
Retained earnings		5,412
Total equity		5,412
Total liabilities and equity	$	6,422

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		1,283
Total Revenue		1,283
Expenses:		
Compensation and Benefits		1
Professional Services		12
Technology and communications		26
Rent and other occupancy		2
Amortization and depreciation		358
Operating expenses		399
Operating income		884
Income Tax Expense		235
Net income	$	649

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		-
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	**$**	**5,402**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Accrued salaries and benefits		5
Due to affiliate		4,705
Current liabilities		4,713
Total liabilities		**4,713**
EQUITY:		
Contributed capital		29,101
Retained deficit		(28,412)
Equity		**689**
Total liabilities and equity	**$**	**5,402**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	692
Operating revenues		**692**
OPERATING EXPENSES:		
Compensation and benefits		478
Professional services		8
Rent and occupancy		57
Technology and communication		31
Selling, general and administrative		2
Intercompany affiliate expense		69
Operating expenses		**645**
Net income	**$**	**47**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49
Income tax receivable		7
Due from affiliates, net		745
Current assets		801
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,133**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		8,773
Non-current liabilities		8,773
Total liabilities		**8,773**
EQUITY:		
Contributed capital		1,950
Retained earnings		19,612
Accumulated other comprehensive income		3,798
Equity		**25,360**
Total liabilities and equity	**$**	**34,133**

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ecessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental the ultimate parent company) at that date but does not include all of the information required by generally accepted ciples for complete financial statements. These financial statements should be read in conjunction with the lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained eport on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	20
Operating expenses	**20**
Operating loss	**(20)**
OTHER EXPENSE:	
Other expense	**11**
Pre-tax net loss	(31)
Income tax benefit	808
Net income	**$ 777**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CHXBD, LLC

Balance Sheet

As of December 31, 2022

(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	120
Due from affiliates, net		16
Current assets		136
Total assets	$	136

LIABILITIES and EQUITY

Equity:		
Retained earnings		136
Total equity		136
Total liabilities and equity	$	136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CHXBD, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,667
Income tax receivable		44
Current assets		1,711
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,354
Accumulated depreciation		(1,349)
Property and equipement, net		5
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,020
Other non-current assets		1,020
Assets		2,736
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		80
Due to affiliates, net		3,691
Current liabilities		3,771
SHAREHOLDERS EQUITY:		
Contributed capital		622
Retained deficit		(1,657)
Equity		(1,035)
Total liabilities and equity	$	2,736

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)

Affiliate income	$	810
Total revenue		**810**
Compensation and benefits		602
Professional services		15
Technology and communication		1
Rent and Other Occupancy		80
Selling, general and administrative		3
Depreciation and amortization		95
Operating expenses		**796**
Operating income		**14**
Other income, net		4
Other income, net		**4**
Pre-tax net income		**18**
Income tax expense		5
Net income		**13**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Cash and cash equivalents		$	18,161
	Prepaid expenses and other current assets			178
	Current income tax receivable			101
		Current assets		18,440
PLANT PROPERTY AND EQUIPMENT:				
	Operating Lease Right of Use Asset			3,664
	Property and equipment cost			41,751
	Accumulated depreciation			(32,512)
		Property and equipment, net		12,903
OTHER NON-CURRENT ASSETS:				
	Goodwill			358,772
	Other noncurrent assets			567
		Other non-current assets		359,339
		Assets		390,682
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			31
	Accrued salaries and benefits			6,784
	Other Current Liabilities			1,135
	Due to affiliates, net			449,428
		Current liabilities		457,378
NON-CURRENT LIABILITIES:				
	Deferred tax liabilities - noncurrent			29,228
	Other Non Current Liabilities			2,610
		Non-current liabilities		31,838
		Liabilities		489,216
EQUITY:				
	Additional Paid in Capital			40,737
	Contributed capital			415,909
	Retained deficit			(556,873)
	Accumulated other comprehensive income			1,693
		Equity		(98,534)
		Total liabilities and equity	$	390,682

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Transaction fees, net	$	-
Affiliate revenue		32,913
Total revenue		32,913
Compensation and benefits		26,233
Professional services		251
Technology and communications		334
Rent and other occupancy		1,878
Selling, general & administration		157
Amortization & depreciation expense		6,257
Service & license fees to affiliate		4,744
Operating expenses		39,854
Operating loss		(6,941)
Interest income		54
Interest income from affiliates		570
Other income, net		10
Other income, net		634
Pre-tax net loss		(6,307)
Income tax expense		1,516
Net loss	$	(7,823)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	127
Accounts receivable, net of allowance		1,643
Prepaid Expenses and Other Current Assets		4
Due from affiliates, net		512,917
Assets	$	514,691
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		424,450
Equity	$	514,691
Total liabilities and equity	$	514,691

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	3,399
Total revenue		3,399
Selling, general & administration		29
Affiliate expense		165
Operating expenses		194
Operating income		3,205
Other income, net		15
Pre-tax net income		3,220
Net income	$	3,220

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable		6
Current Assets		6
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	559
Other noncurrent assets		559
Assets	$	565
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,025
Current liabilities		1,025
EQUITY:		
Contributed Capital		193,580
Retained deficit		(194,621)
Accumulated other comprehensive income		581
Equity		(460)
Total liabilities and equity	$	565

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		218
Net loss	$	(218)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eCops, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		138
Income Tax Receivable		92
Due from affliliate, net		1,757
Current assets		1,987
NON-CURRENT ASSETS:		
Deferred Tax Asset		80
Non-current assets		80
Total assets	$	**2,067**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1
Accrued salaries and benefits		214
Current liabilities		**215**
EQUITY:		
Contributed capital		1,101
Retained earnings		751
Equity		**1,852**
Total liability and equity	$	**2,067**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	246
Operating expenses	**246**
Pre-tax net loss	(246)
Income tax benefit	(92)
Net Loss	**$ (154)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

essDOCS Amercias Limited
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	36
Income Tax Receivable		7
Current assets		43
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2
Accumulated depreciation		(2)
Property and equipment, net		-
Total assets	$	43
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilites		8
Due to affiliates, net	$	606
Current liabilities		614
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		23
Noncurrent liabilities		23
Total liabilities	$	637
EQUITY:		
Retained deficit		(594)
Total equity		(594)
Total liabilities and equity	$	43

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

essDOCS Amercias Limited
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Transaction fees, net	-
Total Revenue	-
Expenses:	
Professional services	1
Operating expenses	1
Other Income Net	50
Operating income	49
Income Tax Expense	20
Net income	$ 29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Hercules Solutions LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	192
Current assets		192
NONCURRENT ASSETS:		
Other Intangibles, Net		4,156
Investment in subsidiary		151
Noncurrent assets		4,307
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	457
Current liabilities		457
Total liabilities	$	457
EQUITY:		
Retained earnings		4,042
Total equity		4,042
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
OTC Revenue		-
Total Revenue		-
Expenses:		
Professional		(1)
Technology and communications		157
Rent and Other Occupancy		24
Amortization and depreciation		1,181
Operating expenses		1,361
Operating loss		(1,361)
Net loss	$	(1,361)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(4)
Current assets		(4)
OTHER NON-CURRENT ASSETS:		
Operating Lease Right of Use Asset		1,093
Property and Equipment		11,513
Accumulated depreciation		(3,614)
Other Non Current Assets		12
Non-current assets		9,004
Total assets		9,000
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and Accrued Liabilities	$	32
Other Current Liabilities		59
Intercompany		99
Current liabilities		190
NON CURRENT LIABILITIES:		
Other Non current liabilities	$	1,050
Non Current liabilities		1,050
EQUITY:		
Member capital		7,760
Equity		**7,760**
Total liabilities and equity	**$**	**9,000**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		221
Amortization and Depreciation		668
Operating expenses		889
Operating loss		(889)
Pre-tax net loss		(889)
Income tax expense		0
Net loss	$	(889)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		141,615
Accumulated depreciation		(68,248)
Property and equipment, net		73,367
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	73,505
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	479
Due to affiliate, net		2,039
Current liabilities		2,518
Total liabilities		2,518
EQUITY:		
Contributed capital		37,776
Retained earnings		33,211
Equity		70,987
Total liabilities and equity	$	73,505

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

OPERATING EXPENSES:		
Professional Services		681
Technology Expenses		2
Rent and other occupancy		3,183
Selling, general and administrative		1,792
Amortization and depreciation expense		6,539
Operating expenses		**12,197**
Net loss	**$**	**(12,197)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	931
Income Tax Payable		31
Prepaid expenses and other current assets		167
Current assets		1,129
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,883
Accumulated depreciation		(1,462)
Property and equipment, net		421
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax assets - noncurrent		829
Other non-current assets		1,955
Assets		3,505
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		124
Accrued salaries and benefits		333
Due to affiliates, net		18,060
Current liabilities		18,517
Liabilities		18,517
SHAREHOLDERS EQUITY:		
Contributed capital		411
Retained deficit		(15,423)
Equity		(15,012)
Total liabilities and equity	$	3,505

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,603
Professional Services	5
Technology and communication	1,088
Rent and occupancy	67
Selling, general and administrative	(105)
Depreciation and amortization	254
Affiliate expense	430
Operating expenses	**3,342**
Operating loss	**(3,342)**
Other expense (income), net	(192)
Other expense, net	**(192)**
Pre-tax net loss	**(3,150)**
Income tax benefit	881
Net loss	**(2,269)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate, net	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC

Balance Sheet

As of December 31, 2022

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	180,642
Cash - clearing member deposits		34,453,463
Accounts receivable, net of allowance		8,953
Restricted Cash		106,800
Prepaid expenses and other current assets		13,321
Current Assets		34,763,179
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		67,412
Accumulated depreciation		(52,742)
Property and equipment, net		14,670
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	34,827,849
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	91,698
Accrued salaries and benefits		5,161
Due from affiliates, net		8,025
Margin deposits and guaranty funds		34,453,463
Deferred revenue		3,055
Current liabilities		34,561,402
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		0
Noncurrent liabilities		0
Liabilities		34,561,402
EQUITY:		
Contributed capital		126,800
Retained earnings		139,647
Total equity		266,447
Total liabilities and equity	$	34,827,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	247,969
Fixed Income Data Services		325
Affiliate revenue		4,024
Total Revenue		252,318
Expenses:		
Compensation and benefits		13,873
Professional services		896
Technology and communication		7,464
Rent and occupancy		884
Selling, general and administrative		985
Depreciation and amortization		9,244
Service and license fees to affiliates		36,677
Operating Expenses		70,023
Operating Income		182,295
Other expense, net		(2,432)
Pre-Tax Net Income		179,863
Income tax expense		-
Net Income	$	179,863

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	38,482
Margin deposits and guaranty funds	4,737,976
Restricted Cash	109,400
Accounts receivable, net of allowance	38,699
Current income tax receivable	76
Prepaid expenses and other current assets	2,817
Current assets	4,927,450
Other non-current assets:	
Restricted Cash LT	89,745
Deferred tax asset - noncurrent	4,751
Other non-current assets	94,496
Total assets	5,021,946
Current liabilities:	
Accounts payable and accrued liabilities	15,463
Accrued salaries and benefits	2,093
Margin deposits and guaranty funds	4,737,976
Deferred Revenue	1,400
Due to affiliates, net	46,081
Current liabilities	4,803,013
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	33,433
Noncurrent Liabilities	33,433
Total liabilities	4,836,446
Equity:	
Contributed capital	68,612
Retained earnings	116,888
Total equity	185,500
Total liabilities and equity	5,021,946

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	316,927
Other revenues		28,003
Service and license fees for affiliates		1,358
Total revenues		346,288
Expenses:		
Compensation and benefits		10,270
Professional services		1,697
Technology and communication		1,089
Rent and occupancy		883
Selling, general and adminstrative		3,067
Service and license fees to affiliates		62,021
Operating expenses		79,027
Operating income		267,261
Other income, net		3,015
Interest expense to affiliates		(330)
Other income, net		2,685
Pre-tax net income		269,946
Income tax expense		66,603
Net income	$	203,343

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		1
Due from affiliate		61
Income Tax Receivable		2
		64
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		2,555
Accumulated depreciation		(2,555)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,840**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,100)
Equity		**4,840**
Total liabilities and equity	**$**	**4,840**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2022
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Amortization & depreciation expense		13
Operating expenses		**13**
Other Income net		**4**
Pre-tax net loss		**(9)**
Income tax expense		1
Net loss	**$**	**(10)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		3,051
Prepaid expenses and other current assets		258
Income tax receivable		14
Due from affiliates, net		242
Current assets		3,565
Property and equipment:		
Property and equipment cost		54,100
Accumulated depreciation		(38,340)
Operating Lease Right of Use Asset		377
Property and equipment, net		16,137
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	19,856

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		159
Accrued salaries and benefits		4,531
Other Current Liabilities		406
Deferred revenue		128
Current liabilities		5,224
Non-current liabilities:		
Other noncurrent liabilities		3,408
Non-current liabilities		3,408
Total liabilities		8,632
Equity:		
Contributed capital		8,551
Retained earnings		2,673
Total equity		11,224
Total liabilities and equity	$	19,856

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	28,667
Total revenues		28,667
Expenses:		
Compensation and benefits		12,669
Professional services		663
Technology and communication		1,330
Rent and occupancy		733
Selling, general and administrative		143
Depreciation and amortization		10,521
Operating expenses		26,059
Operating income		2,608
Other income, net		6
Pre-tax net income		2,614
Income tax expense		7
Net income	$	2,607

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		19,797
Income tax receivable		3
Due from affiliates, net		1,351
Prepaid expenses and other current assets		55
Current assets		21,206
Property and equipment:		
Property and equipment cost		22,706
Accumulated depreciation		(17,932)
Property and equipment, net		4,774
Other non-current assets:		
Other noncurrent assets		26
Deferred tax assets- non-current		6,067
Other non-current assets		6,093
Total assets	$	32,073

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,230
Accrued salaries and benefits		7,054
Due to affiliates, net		1,863
Current liabilities		12,147
Non-current liabilities:		
Other noncurrent liabilities		168
Non-current liabilities		168
Total liabilities		12,315
Equity:		
Contributed capital		9,041
Retained earnings		10,717
Total equity		19,758
Total liabilities and equity	$	32,073

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	74,526
Total revenues		74,526
Expenses:		
Compensation and benefits		32,940
Professional services		431
Technology and communication		19,407
Rent and occupancy		1,412
Selling, general and administrative		1,000
Depreciation and amortization		2,882
Affiliate expense		10,983
Operating expenses		69,055
Operating income		5,471
Other income, net		960
Other expense, net		960
Pre-tax net income		6,431
Income tax expense		2,397
Net income	$	4,034

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (6)
Accounts receivable, net of allowance	18,763
Prepaid expenses and other current assets	370
Current Income Tax Receivable	20
Current assets	**19,147**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	71,898
Accumulated depreciation	(55,050)
Property and equipment, net	**16,848**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	2,793
Deferred Income Tax Asset Non Current	4,017
Other non-current assets	**313,532**
Total assets	**$ 349,527**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,877
Accrued salaries and benefits	150
Due to affiliate, net	33,059
Deferred revenue, current	31,492
Current liabilities	**66,578**
NON-CURRENT LIABILITIES:	
Other non-current liabilities	1,719
Non-current liabilities	**1,719**
Total liabilities	**68,297**
EQUITY:	
Additional paid-in-capital	18,781
Retained earnings	262,449
Total equity	**281,230**
Total Liabilities and equity	**$ 349,527**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	66,756
Affiliate revenue		31
Total revenue		**66,787**
Compensation and benefits		1,736
Professional services		169
Technology and communication		10,586
Rent and occupancy		54
Selling, general and administrative		(165)
Depreciation and amortization		10,932
Affiliate expense		42,638
Operating expenses		**65,950**
Operating loss		**837**
Other expense, net		(2,307)
Other income, net		**(2,307)**
Pre-tax net loss		**(1,470)**
Income tax benefit		(2,407)
Net income		**937**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,273
Accounts receivable, net of allowance		40,216
Due from affiliates, net		2,276
Income Tax Receivable		25
Prepaid expenses and other current assets		565
Current assets		44,355
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		17,619
Accumulated depreciation		(10,720)
Property and equipment, net		6,899
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		13,138
Other non-current assets		104,033
Assets		155,287
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,573
Accrued salaries and benefits		3,441
Deferred revenue		10
Current liabilities		6,024
NON-CURRENT ASSETS:		
Other non-current liabilities		202
Liabilities		6,226
SHAREHOLDERS EQUITY:		
Additional paid in capital		6,289
Retained earnings		142,772
Equity		149,061
Total liabilities and equity	$	155,287

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	110,961
Affiliate revenues		910
Total revenue		**111,871**
Compensation and benefits		10,532
Professional services		644
Technology and communication		12,051
Rent and Other Occupancy		487
Selling, general and administrative		736
Depreciation and amortization		10,373
Affiliate expenses		4,745
Operating expenses		**39,568**
Operating income		**72,303**
Affiliate interest expense		2,100
Other expense		9
Other expense, net		**2,109**
Pre-tax net income		**74,412**
Income tax expense		21
Net income		**74,391**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD™

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and Cash Equivalents	(94)
Accounts Receivable, net of allowance	14,859
Prepaid Expenses and Other Current Assets	90
Due from affiliates	198,614
Income Tax Receivable	43
Current Assets	213,512
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	79
Accumulated depreciation	(79)
Property and equipment net	-
OTHER NONCURRENT ASSETS:	
Goodwill	78,302
Other Intangibles, net	313
Deferred tax asset - noncurrent	
Other Noncurrent Assets	78,614
Total assets	**$ 292,127**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	628
Accrued salaries and benefits	1,474
Deferred Revenue	2,099
Current Liabilities	**4,202**
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	2,391
Other non-current liablities	9
Non-current Liabilities	**2,400**
Total liabilities	**6,602**
EQUITY:	
Retained Earnings	199,368
Contributed Capital	86,157
Equity	**285,525**
Total liabilities and equity	**$ 292,127**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Market data revenue		52,145
Revenue from affiliate, net		1,710
Operating Revenues		**53,855**
OPERATING EXPENSES:		
Compensation and benefits		8,214
Professional services		242
Rent and occupancy		644
Technology and communication		2,615
Selling, general & administrative		(322)
Depreciation & amortization expense		100
Intercompany expense		6,337
Operating expenses		**17,831**
OTHER INCOME:		
Other expense		**(7)**
Pre-tax net income		36,018
Income tax expense		10,581
Net income	**$**	**25,437**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		3,100
Accounts receivable, net of allowance		146,829
Prepaid expenses and other current assets		4,003
Income tax receivable		26
Due from affiliates, net		473,235
Current assets		627,193
Property and equipment:		
Property and equipment cost		47,018
Accumulated depreciation		(44,285)
Operating Lease Right of Use Asset		7,086
Property and equipment, net		9,819
Other non-current assets:		
Investment in Sub		4,530
Other noncurrent assets		43
Other non-current assets		4,573
Total assets	$	641,585

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		17,577
Accrued salaries and benefits		15,596
Other Current Liabilities		4,961
Deferred revenue		576
Current liabilities		38,710
Non-current liabilities:		
Other noncurrent liabilities		10,240
Non-current liabilities		10,240
Total liabilities		48,950
Equity:		
Contributed capital		27,306
Retained earnings		565,329
Total equity		592,635
Total liabilities and equity	$	641,585

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net		778,244
Affiliate revenue		14,634
Total revenues		792,878
Expenses:		
Compensation and benefits		75,403
Professional services		1,464
Technology and communication		76,009
Rent and occupancy		3,928
Selling, general and administrative		3,583
Depreciation and amortization		2,099
Affiliate expense		33,100
Operating expenses		195,586
Operating income		597,292
Other expenses, net		(9,712)
Pre-tax net income		587,580
Income tax expense		42
Net income	$	587,538

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents		562
Accounts receivable, net of allowance		1,429
Due from affiliate, net		13,707
Prepaid expenses and other current assets		29
Current assets		15,727
Property and equipment:		
Property and equipment cost		4,846
Accumulated depreciation		(4,330)
Property and equipment, net		516
Other non-current assets:		
Investment in subsidiaries		478
Goodwill		212
Other Intangibles, Net		613
Other non-current assets		1,303
Total assets	$	17,546
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		612
Current liabilities		612
Total liabilities		612
Equity:		
Retained earnings		16,934
Total equity		16,934
Total liabilities and equity	$	17,546

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,672
Total revenues		7,672
Expenses:		
Professional services		228
Technology and communication		2,998
Selling, general and administrative		69
Depreciation and amortization		571
Affiliate expense		1,607
Operating expenses		5,473
Operating income		2,199
Affiliate interest income		419
Other income, net		314
Pre-tax net income		2,932
Income tax expense		-
Net income	$	2,932

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,047
Prepaid expenses and other current assets	4,007
Current Income Tax Receivable	567
Due from affiliates, net	1,382,569
Current assets	1,388,190
Property and equipment:	
Operating Lease Right of Use Asset	8,325
Property and equipment cost	375,642
Accumulated depreciation	(255,964)
Property and equipment, net	128,003
Other non-current assets:	
Goodwill	43,719
Other Intangibles, Net	17,310
Investment in subsidiaries	874,236
Deferred tax assets- non-current	20,400
Other non-current assets	955,665
Total assets	$ 2,471,858

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	6,841
Accrued salaries and benefits	28,852
Other current liabilities	2,605
Current liabilities	38,298
Non-current liabilities:	
Other noncurrent liabilities	9,659
Accrued Employee Benefits - Long Term	3,523
Non-current liabilities	13,182
Total liabilities	51,480
Equity:	
Contributed capital	45,101
Retained earnings	2,375,331
Accumulated Other Comprehensive Income	(54)
Total equity	2,420,378
Total liabilities and equity	$ 2,471,858

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,211
Affiliate revenue		21
Total revenues		4,232
Expenses:		
Compensation and benefits		107,069
Professional services		950
Technology and communication		15,915
Rent and occupancy		5,071
Selling, general and administrative		10,161
Depreciation and amortization		67,743
Affiliate expense		61,200
Operating expenses		268,109
Operating loss		(263,877)
Affiliate interest income		55,318
Other expense, net		125
Other expense, net		**55,443**
Pre-tax net loss		**(208,434)**
Income tax expense		106,952
Net loss	**$**	**(315,386)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	438
Accounts receivable, net of allowance		755
Current assets		1,193
Assets		1,193
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1
Due to affiliates, net		38
Current liabilities		38
NON-CURRENT LIABILITIES:		
Other non-current liabilities		364
Non-current liabilities		364
Liabilities		402
SHAREHOLDERS EQUITY:		
Retained earnings		791
Equity		791
Total liabilities and equity	$	1,193

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,804
Total revenue		**5,804**
Selling, general and administrative		22
Professional services		41
Affiliate expense		1,536
Operating expenses		**1,599**
Operating income		**4,205**
Affiliate interest income		185
Other expense, net		**185**
Pre-tax net income		**4,390**
Net income		**4,390**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,615
Accounts receivable, net of allowance	$	736
Current assets		2,351
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		8,782
Accumulated depreciation		(3,404)
Property and equipment, net		5,378
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		60,000
Other non-current assets		60,000
Total assets	$	67,729
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		950
Current liabilities		950
Total liabilities		950
EQUITY:		
Retained earnings		66,779
Total equity		66,779
Total liabilities and equity	$	67,729

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,285
Total Revenue		1,285
Expenses:		
Professional Services		8
Technology Expenses		10
Rent and occupancy		22
Selling, General and Administration		42
Depreciation and amortization		1,781
Affiliate expense		656
Operating expenses		2,519
Operating loss		(1,234)
Other Income (Expense)		-
Pre-tax net loss		(1,234)
Income tax benefit		-
Net loss	$	(1,234)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue		**-**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**-**
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	15,385
Restricted cash		47,500
Income tax receivable		99
Accounts Receivable, Net of Allowance		(2,933)
Prepaid expenses and other current assets		4,304
Due from affiliates, net		46,273
Current assets		110,628
Property and equipment:		
Property and equipment cost		197
Accumulated depreciation		(126)
Property and equipment, net		71
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		285,487
Investment in Sub		51,967
Other noncurrent assets		2,252
Other non-current assets		1,252,242
Total assets	$	1,362,941

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	11,440
Accrued salaries and benefits		3,356
Deferred revenue		83
Current liabilities		14,879
Non-current liabilities:		
Deferred tax liabilities - noncurrent		77,808
Other noncurrent liabilities		6,703
Non-current liabilities		84,511
Total liabilities		99,390
Equity:		
Contributed capital		31,228
Retained earnings		1,232,323
Total equity		1,263,551
Total liabilities and equity	$	1,362,941

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	58,102
Revenues from affiliates		150,971
Other revenues		6,894
Total revenues		215,967
Expenses:		
Compensation and benefits		14,362
Professional services		62
Technology and communication		31,224
Rent and occupancy		740
Selling, general and adminstrative		3,351
Depreciation and amortization		1,872
Service and license fees to affiliates		45,265
Operating expenses		96,876
Operating income		119,091
Other income, net		1,371
Other income, net		1,371
Pre-tax net income		120,462
Income tax expense		31,936
Net income	$	88,526

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates		39,158
Current Assets		39,161
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		603
Other Noncurrent Assets		603
Total assets	**$**	**39,764**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		15
Accrued salaries and benefits		1,961
Current Liabilities		**1,976**
Total liabilities		**1,976**
EQUITY:		
Additional Paid in Capital		21,993
Retained Earnings		15,795
Equity		**37,788**
Total liabilities and equity	**$**	**39,764**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue		19,723
Operating Revenues		**19,723**
OPERATING EXPENSES:		
Compensation and benefits		8,362
Professional services		485
Rent and occupancy		555
Technology and communication		5
Selling, general & administrative		347
Intercompany expense		4,214
Operating expenses		**13,968**
Other Income, Net		(2)
Pre-tax net income		**5,753**
Income tax expense		1,913
Net income	**$**	**3,840**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	3,776
Current assets		3,776
Other non-current assets:		
Investment in subsidiary		40,201
Other non-current assets		40,201
Total assets	$	43,977

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	3,615
Current liabilities		3,615
Total liabilities		3,615
Non-Controlling Interest		9,001
Equity:		
Retained earnings		31,361
Total equity		31,361
Total liabilities and equity	$	43,977

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	1
Affiliate expenses	1,262
Operating expenses	1,263
Operating loss	(1,263)
Intercompany Interest Expense	(12)
Other income, net	4
Other expense, net	(8)
Pre-tax net loss	(1,271)
Income tax expense	635
Net loss	$ (1,906)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2022

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		60,402
Investment in subsidiary		203,694
Other non-current assets		432,273
Assets		432,279
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		92,987
Current liabilities		92,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,852
SHAREHOLDERS EQUITY:		
Retained earnings		308,427
Equity		308,427
Total liabilities and equity	$	432,279

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**-**
Depreciation and amortization	11,870
Operating expenses	**11,870**
Operating loss	**(11,870)**
Pre-tax net loss	**(11,870)**
Net loss	**(11,870)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

ASSETS:		
Income Tax Receivable		-
Total assets	**$**	**-**
LIABILITIES AND EQUITY:		
Due to affiliates, net		11
Total liabilities	**$**	**11**
EQUITY		(11)
Retained earnings		(11)
Total equity		
Total liabilities & Equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net income		0
Income tax expense		10
Net income	$	(10)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		3,982
Accounts receivable, net of allowance		85,550
Prepaid expenses and other current assets		60,616
Current Income tax receivable		2,697
Due from affiliates, net		333,510
	Current assets	486,355
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		362,791
Accumulated depreciation		(101,476)
Operating Lease Right of Use Asset		21,597
	Property and equipment, net	282,912
OTHER NON-CURRENT ASSETS:		
Goodwill		7,739,380
Other intangibles, net		3,638,791
Investment in Subsidiary - Total		-
Other non-current assets		46,382
	Other non-current assets	11,424,553
	Assets	12,193,820
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		24,031
Accrued salaries and benefits		20,078
Other current liabilities		11,947
Deferred revenue		27,760
	Current liabilities	83,816
NON-CURRENT LIABILITIES:		
Deferred tax liabilities Non current		966,253
Deferred revenue - Long term		4,888
Other non-current liabilities		90,164
	Non-current liabilities	1,061,305
	Liabilities	1,145,121
SHAREHOLDERS EQUITY:		
Additional paid-in capital		30,049
Contributed Capital		16,402
Retained earnings		11,002,248
	Equity	11,048,699
	Total liabilities and equity	12,193,820

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	892,609
Total revenue		**892,609**
Compensation and benefits		210,149
Professional services		27,373
Acquisition-related transaction and integration costs		26,735
Technology and communication		110,367
Rent and occupancy		6,836
Selling, general and administrative		20,362
Depreciation and amortization		406,618
Intercompany Expense		40,511
Operating expenses		**848,951**
Operating income		**43,658**
Interest income		-
Intercompany Interest Income		22,851
Interest expense		-
Other expense, net		730
Other income, net		**23,581**
Pre-tax net income		**67,239**
Income tax expense		(4,571)
Net income		**71,810**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,197
Prepaid expenses and other current assets		1
Due from affiliate, net		20
Income tax receivable		46
Current assets		1,264
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		47
Operating lease right of use asset		141
Accumulated depreciation		(40)
Property and equipment, net		148
Assets		1,412
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9
Accrued salaries and benefits		316
Other current liabilities		47
Current liabilities		372
NON-CURRENT LIABILITIES:		
Other non current liability		97
Deferred tax liability		1
		98
Liabilities		470
SHAREHOLDERS EQUITY:		
Additional paid in capital		4
Retained earnings		877
Accumulated other comprehensive income		61
Equity		942
Total liabilities and equity	$	1,412

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenues	$	1,788
Total revenue		**1,788**
Compensation and benefits		1,647
Professional Services		19
Technology and communication		24
Rent and other occupancy		66
Selling, general and administrative		15
Depreciation and amortization		8
Operating expenses		**1,779**
Operating income		**9**
Other income, net		76
Pre-tax net income		**85**
Income tax expense		26
Net income		**59**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2022
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(47)
	Equity		(47)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norma adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infor normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity met accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinen Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally acc accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which ar contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	642
Restricted cash		220
Due from affiliate		20,709
Current assets		21,571
Total assets	**$**	**21,571**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		9,200
Retained earnings		12,371
Equity		**21,571**
Total liabilities and equity	**$**	**21,571**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	1,950
Operating revenues		1,950
OPERATING EXPENSES:		
Compensation and benefits		20
Technology Expenses		40
Selling, general & administrative		15
Service and license fees to affiliate		518
Operating expenses		**593**
Operating income		**1,357**
Net income	**$**	**1,357**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

NON CURRENT ASSETS:		
Investment in sub	$	543
Non current assets		**543**
Total assets		**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	1
Current liabilities		1
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	**$**	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate	$	1
Non-current assets:		
Investment in affiliate		15
Non-current assets		15
Total assets		16
Liabilities and Equity		
Equity:		
Retained earnings		16
Total equity		16
Total liabilities and equity	$	16

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US Holding Company LP
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	985
Current income tax receivable		3,175
Prepaid expenses and other current assets		1,350
Due from affiliate		176
Current assets		5,686
Deferred Tax Asset		5
Non current assets		5
Investment in subsidiary		256,870
Total assets	$	262,561
Liabilities and Equity		
Total liabilities		0
Equity:		
Contributed capital		46,258
Retained earnings		216,303
Total equity		262,561
Total liabilities and equity	$	262,561

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total revenues		**-**
Operating expenses:		
Selling, general & administration		8
Total operating expenses		**8**
Operating loss		**(8)**
Other Expense		**(2)**
Income tax expense		**125**
Net Loss	**$**	**(135)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,046
Accounts receivable, net of allowance		27,387
Current income tax receivable		14
Current assets		40,447
Total assets	**$**	**40,447**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	12,178
Due to affiliate		9,298
Current liabilities		21,476
Total liabilities		**21,476**
EQUITY:		
Additional paid-in capital		193
Retained earnings		18,778
Equity		**18,971**
Total liabilities and equity	**$**	**40,447**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2022
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	18,912
Market data fees		117,397
Other revenue		1,003
Intercompany revenue		6,030
Operating revenues		**143,342**
OPERATING EXPENSES:		
Technology and communication		70
Selling, general & administration		(517)
Service & license fees to affiliates		106,308
Operating expenses		**105,861**
Operating income		**37,481**
OTHER EXPENSE:		
Intercompany Interest Income		415
Other expense		(25)
Other Income		**390**
Pre-tax net income		37,871
Income tax expense		7
Net income	$	**37,864**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IDS International, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)

(in thousands)

Current assets:		
Due from affiliates, net	$	482,712
Current assets	$	482,712
Total assets	$	482,712
Total liabilities		-
Equity:		
Retained earnings		482,712
Total equity		482,712
Total liabilities and equity	$	482,712

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IDS International, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		8,647
Other Income, Net		-
Other income		8,647
Pre-tax net income		8,647
Income tax expense		2,455
Net income	$	6,192

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Current assets	**5**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,546,636
Investment in subsidiary	9,847
Due from affiliates	28,936
Non-current assets	**4,817,640**
Total assets	**$ 4,817,645**
LIABILITIES and EQUITY	
Non-current liabilities:	
Deferred tax liabilities - noncurrent	459,126
Non-current liabilities	**459,126**
Total liabilities	**459,126**
Equity:	
Retained earnings	4,357,045
Accumulated Other Comprehensive Income	1,474
Total equity	**4,358,519**
Total liabilities and equity	**$ 4,817,645**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**114,839**
Operating expenses		**114,839**
Operating loss		**(114,839)**
Other expenses, net		**(548)**
Pre-tax net loss		**(115,387)**
Income tax benefit		**29,008**
Net loss	**$**	**(86,379)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		26
Current Income Tax Receivable		21
Due to affiliates, net		38,412
Current assets		38,459
Total assets	$	38,459

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		120
Current liabilities		121
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,362
Non-current liabilities		1,362
Total liabilities		1,483
Equity:		
Retained earnings		36,976
Total equity		36,976
Total liabilities and equity	$	38,459

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,029
Total revenues		2,029
Expenses:		
Selling, general and administrative		37
Operating expenses		37
Operating income		1,992
Pre-tax net income		1,992
Income tax expense		541
Net income	$	1,451

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	(2)
Due from affiliates, net	4,420
Current assets	4,418
Other non-current assets:	
Deferred tax assets- non-current	3
Other non-current assets	3
Total assets	4,421
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	2
Current liabilities	2
Noncurrent liabilities:	
Deferred Tax Liabilities Non Current	-
Noncurrent liabilities	-
Total liabilities	2
Equity:	
Retained earnings	4,419
Total equity	4,419
Total liabilities and equity	4,421

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	268
Total revenues		**268**
Expenses:		
Professional Services		5
Selling, general and administrative		22
Operating expenses		**27**
Operating income		**241**
Other expense, net		(251)
Other expense, net		**(251)**
Pre-tax net income		(10)
Income tax benefit		(2)
Net loss	$	(8)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,630
Restricted cash		10,009
Accounts receivable, net of allowance		7,704
Prepaid expenses and other current assets		47,540
Due from affiliates, net		995,619
Current Income tax receivable		31,573
Current assets		1,102,075
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		913,845
Accumulated depreciation		(639,308)
Operating Lease Right of Use Asset		109,626
Property and equipment, net		384,163
OTHER NON-CURRENT ASSETS:		
Goodwill		511,185
Other intangibles, net		9,876
Deferred Income Tax Asset - Non Current		1
Investment in affiliates		2,759,571
Other non-current assets		272,013
Other non-current assets		3,552,646
Assets		5,038,884
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		27,927
Accrued salaries and benefits		78,016
Other current liabilities		13,379
Deferred revenue		170
Current liabilities		119,492
NON-CURRENT LIABILITIES:		
Other non-current liabilities		210,363
Deferred Tax Liabilities		14,911
Non-current liabilities		225,274
Liabilities		344,766
Noncontrolling interest		303,134
SHAREHOLDERS EQUITY:		
Additional paid-in capital		535,434
Retained earnings		3,840,610
Accumulated other comprehensive income		14,940
Equity		4,390,984
Total liabilities and equity	$	5,038,884

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in a principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial staten statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decem contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	18,460
Data services fees, net		23,305
Other revenues		3,194
Affiliate revenue		485,518
Total revenue		**530,477**
Compensation and benefits		278,706
Professional services		25,806
Acquisition-related transaction and integration costs		28,741
Technology and communication		154,689
Rent and occupancy		5,780
Selling, general and administrative		51,381
Depreciation and amortization		98,978
Affiliate expense		33,427
Operating expenses		**677,508**
Operating loss		**(147,031)**
Interest income		110
Affiliate interest income		21,346
Other expense, net		(1,356,114)
Other income, net		**(1,334,658)**
Pre-tax net income		**(1,481,689)**
Income tax benefit		(335,139)
Net income		**(1,146,550)**
Net income from continuing operations attributable to non-controlling inte		(51,479)
Net income attributable to ICE	$	**(1,198,029)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,861
Prepaid expenses and other current assets		866
Due from affiliates, net		9,981
Total current assets		12,708
NON-CURRENT ASSETS:		
Deferred tax asset- non current		69
Total non-current assets		69
Total assets	$	12,777
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,175
Income tax payable		307
Current liabilities		1,074
Current Liabilities		3,556
Total Liabilities		3,556
EQUITY:		
Retained earnings		9,221
Total equity		9,221
Total liabilities and equity	$	12,777

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(272)
Professional services		114
Selling, general and administrative		(175)
Operating Expenses		(333)
Operating Income		333
Interest income		-
Intercompany Interest income		178
Other Income		178
Pre-tax net income		511
Income tax expense		137
Net income	$	374

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounti principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securitie: and Exchange Commission.

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INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	834,453
Restricted cash		4,948,000
Prepaid expenses and other current assets		14,367
Income tax receivable		64,584
Current assets		5,861,404
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		27,590,718
Other intangibles, Net		40
Deferred tax asset - non-current		16,053
Other non-current assets		120,351
Other non-current assets		27,727,162
Assets	$	33,588,566
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	118,852
Accrued salaries and benefits		25,322
Due to affiliates, net		16,445,852
Current liabilities		16,590,026
NONCURRENT LIABILITIES:		
Notes payable long-term		18,118,408
Non-current liabilities		18,118,408
Liabilities		34,708,434
EQUITY:		
Common stock, $0.01 par value		6,337
Treasury stock, at cost		(6,225,496)
Contributed capital		13,232,490
Retained deficit		(6,107,853)
Accumulated other comprehensive income		(2,025,346)
Equity		(1,119,868)
Total liabilities and equity	$	33,588,566

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,257
Professional services	348
Acquisition-related transaction and integration costs	32,561
Selling, general and administrative	1,275
Operating expenses	**35,441**
Operating loss	**(35,441)**
Interest income	82,774
Affiliate interest expense	(347,304)
Interest expense	(608,238)
Other expense, net	(1,927)
Other expense, net	**(874,695)**
Pre-tax net loss	**(910,136)**
Income tax benefit	234,985
Net loss	**$ (675,151)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountin equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statemer Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, whic contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(160)
	Property and equipment, net	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		85
	Current liabilities	85
	Liabilities	85
SHAREHOLDERS EQUITY:		
Retained deficit		(85)
	Equity	(85)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,670
Accounts receivable, net of allowance		9,121
Due from affiliates, net		84,020
Income tax receivable		4,876
Current assets		99,687
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		18,522
Accumulated depreciation		(11,992)
Operating lease asset		913
Property and equipment, net		7,443
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		449
Other non-current assets		1,785
Assets		108,915
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		737
Accrued salaries and benefits		1,690
Other current liabilities		388
Deferred revenue		18,059
Current liabilities		20,874
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		1,458
Other non current liabilities		1,028
Non-current liabilities		2,486
Liabilities		23,360
SHAREHOLDERS EQUITY:		
Contributed capital		203,021
Retained deficit		(117,466)
Equity		85,555
Total liabilities and equity	$	108,915

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	138,017
Other revenue	-
Total revenue	**138,017**
Compensation and benefits	11,193
Professional Services	1,360
M&A Expenses	284
Technology and communication	956
Rent and other occupancy	153
Selling, general and administrative	426
Depreciation and amortization	4,089
Affiliate expense	5,276
Operating expenses	**23,737**
Operating income	**114,280**
Other income (expense)	-
Pre-tax net income	**114,280**
Income tax expense	31,268
Net income	**83,012**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	722
Income tax receivable			7
	Current assets		729
OTHER NON-CURRENT ASSETS:			
Deferred income tax asset			6
	Other non-current assets		6
	Assets		735
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net			489
	Current liabilities		489
NON-CURRENT LIABILITIES:			
Deferred tax liability - non current			6
	Non-current liabilities		6
	Liabilities		495
SHAREHOLDERS EQUITY:			
Contributed capital			2,518
Retained deficit			(2,278)
	Equity		240
	Total liabilities and equity	$	735

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**0**
Compensation and benefits	60
Professional services	1
Selling, general and administrative	1
Operating expenses	**62**
Operating income	**(62)**
Other expense, net	(13)
Other income, net	**(13)**
Pre-tax net income	**(75)**
Income tax benefit	21
Net loss	**(54)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NSX Securities LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Due from Affiliate, Net		3,184
Total assets	**$**	**3,184**

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings		3,184
Equity		**3,184**
Total equity	**$**	**3,184**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	1,473
Accounts receivable, net of allowance			45,737
Due from affiliate, net			101,738
	Current assets		148,948
NON-CURRENT ASSETS:			
Goodwill			932,587
Other intangibles, net			617,096
Other noncurrent assets			153,496
	Other non-current assets		1,703,179
	Assets		1,852,127
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			58,430
Income Tax Payable			92
Deferred revenue			5,278
SEC fees payable			2,905
	Current liabilities		66,705
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			195,146
Other non-current liabilities			5,178
Deferred Revenue - Long Term			3,617
	Non-current liabilities		203,941
	Liabilities		270,646
Noncontrolling interest			27,418
SHAREHOLDERS EQUITY:			
Contributed capital			63,037
Retained earnings			1,489,857
Accumulated other comprehensive income			1,169
	Equity		1,554,063
	Total liabilities and equity	$	1,852,127

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	40,469
Data services fees, net		8,950
Listing Fees		21,424
Other revenues		1,250
Affiliate revenue		1,775
Transaction based expenses		(37,916)
Total revenue, less transaction-based expenses		**35,952**
Compensation and benefits		107
Professional Services		1,353
Technology and communication		112
Selling, general and administrative		266
Depreciation and amortization		8,647
Affiliate expense		11,690
Operating expenses		**22,175**
Operating income		**13,777**
Interest expense		(5)
Other income, net		7,699
Other income, net		**7,694**
Pre-tax net income		**21,471**
Income tax expense		15,239
Net income		**6,232**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	7,484
Accounts receivable, net of allowance			64,217
Due from affiliates, net			662,483
Prepaid expenses and other current assets			215
	Current assets		734,399
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			53,563
Accumulated depreciation			(52,534)
	Property and equipment, net		1,029
NON-CURRENT ASSETS:			
Goodwill			563,001
Other intangibles, net			932,699
Other non-current assets			29,038
	Other non-current assets		1,524,738
	Assets		2,260,166
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			30,736
Income tax payable			114
Deferred Revenue			(40)
SEC fees payable			84,616
	Current liabilities		115,426
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - current			247,578
Other non-current liabilities			34,362
	Non-current liabilities		281,940
	Liabilities		397,366
SHAREHOLDERS EQUITY:			
Additional paid-in capital			9,356
Retained earnings			1,853,444
	Equity		1,862,800
	Total liabilities and equity	$	2,260,166

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	898,920
Data services fees, net		70,458
Listing Fees		15,856
Other revenues		16,657
Affiliate revenue		3,402
Transaction based expenses		(809,238)
Total revenue, less transaction-based expenses		**196,055**
Compensation and benefits		233
Professional services		1,820
Technology and communication		969
Selling, general and administrative		(132)
Depreciation and amortization		12,902
Affiliate expense		110,145
Operating expenses		**125,937**
Operating income		**70,118**
Affiliate interest income		26,433
Other expenses, net		(2)
Other income, net		**26,431**
Pre-tax net income		**96,549**
Income tax expense		30,108
Net income		**66,441**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE Arca, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	113
Accounts receivable, net of allowance		8,575
Due from affiliates, net		558,718
Prepaid expenses and other current assets		1,578
Current assets		568,984
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		9,977
Accumulated depreciation		(3,095)
Operating Lease Right of Use Asset		5,201
Property and equipment, net		12,083
NON-CURRENT ASSETS:		
Other noncurrent assets		133,189
Non-current assets		133,189
Assets		714,256
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		432
Accrued salaries and benefits		1,376
Other Current Liabilites		962
Income Tax Payable		31
SEC fees payable		11,162
Current liabilities		13,963
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		29,231
Other non-current liabilities		7,400
Non-current liabilities		36,631
Liabilities		50,594
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,948
Retained earnings		656,543
Accumulated other comprehensive income		1,171
Equity		663,662
Total liabilities and equity	$	714,256

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Arca, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	672,115
Data services fees, net		16,317
Other revenues		28,959
Transaction based expenses		(623,393)
Total revenue, less transaction-based expenses		**93,998**
Compensation and benefits		6,272
Professional services		149
Technology and communication		2,681
Rent and occupancy		1,548
Selling, general and administrative		1,406
Depreciation and amortization		740
Affiliate expense		10,610
Operating expenses		**23,406**
Operating income		**70,592**
Affiliate interest income		11,541
Other income, net		7,384
Other expense, net		**18,925**
Pre-tax net income		**89,517**
Income tax expense		25,165
Net income		**64,352**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	54
Due from affiliates, net		16,804
Current assets		16,858
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,460
Other noncurrent assets		-
Other non-current assets		66,718
Total assets	$	83,576

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,457
Non-current liabilities		9,457
Total liabilities		9,457
Equity:		
Contributed capital		3,894
Retained earnings		70,225
Total equity		74,119
Total liabilities and equity	$	83,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Depreciation and amortization		320
Operating expenses		322
Operating loss		(322)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(322)
Income tax benefit		(33)
Net loss	$	(289)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,972
Accounts receivable		4,911
Prepaid expenses and other current assets		7
Due from affiliates, net		18,235
Current assets		25,125
Property and equipment:		
Property and equipment cost		5,489
Accumulated depreciation		(3,380)
Operating Lease Right of Use Asset		0
Property and equipment, net		2,109
Other non-current assets:		
Deferred tax assets- non current		3,049
Other noncurrent assets		5,968
Other non-current assets		9,017
Total assets	$	36,251
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	(2,002)
Accrued salaries and benefits		183
SEC fees payable		8,859
Current liabilities		7,040
Non-current liabilities:		
Other noncurrent liabilities		1,016
Accrued employee benefits - long term		1,882
Non-current liabilities		2,898
Total liabilities		9,938
Equity:		
Contributed capital		8
Retained earnings		26,330
Accumulated other comprehensive income		(25)
Total equity		26,313
Total liabilities and equity	$	36,251

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	37,910
Market Data Fees		13,708
OTC and Other revenues		1,390
Affiliate revenue		86
Transaction based expenses		(18,684)
Total revenues		34,410
Expenses:		
Compensation and benefits		106
Professional services		406
Technology and communication		16
Rent and occupancy		(13)
Selling, general and adminstrative		187
Depreciation and amortization		978
Affiliate expense		6,604
Operating expenses		8,284
Operating income		26,126
Interest expense		60
Other expenses, net		97
Other expense, net		157
Pre-tax net income		25,969
Income tax expense		6,916
Net income	$	19,053

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	392
Income tax receivable		828
Current assets		1,220
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		86,107
Operating Lease Right of Use Asset		33
Deferred Tax Asset		8,617
Other non-current assets		250,738
Total assets	$	251,958
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	37
Due to affiliates, net		175,083
Current liabilities		175,120
NON-CURRENT LIABILITIES:		
Other non-current liabilities		45,313
Non-current liabilities		45,313
Total liabilities		220,433
EQUITY:		
Contributed capital		3,490
Retained earnings		28,035
Total equity		31,525
Total liabilities and equity	$	251,958

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		(53)
Intercompany expenses		3,400
Operating expenses		3,347
Operating loss		(3,347)
Intercompany Interest income		828
Other income net		(6)
Other income, net		822
Pre-tax net loss		(2,525)
Income tax expense		446
Net loss	$	(2,971)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,504
Due from affiliates, net		7,568,886
Income tax receivable		2
Current assets		7,570,392
OTHER NON-CURRENT ASSETS:		
Investment in Sub		6,599,317
Other non-current assets		0
Other non-current assets		6,599,317
Assets	$	14,169,709
LIABILITIES and EQUITY:		
EQUITY:		
Contributed Capital		24,346
Retained earnings		14,145,357
Accumulated other comprehensive income		6
Total equity		14,169,709
Total liabilities and equity	$	14,169,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Selling, general and administrative		9
Intercompany Expense		-
Operating expenses		9
Operating loss		(9)
Interest income from affiliates		132,829
Other expense, net		(4)
Other income, net		132,825
Pre-tax net income		132,816
Income tax benefit		-
Net income	$	132,816

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE LIFFE Holdings, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and accrued liabilities		(2)
Due to affiliate, net	$	5
Current liabilities		**3**
Liabilities		**3**
EQUITY:		
Retained deficit		**(3)**
Total equity		**(3)**
Total liabilities and equity	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE LIFFE US LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Goodwill		(31)
Other non-current assets		(31)
Total assets	$	52
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afflilate, net	$	25,730
Current liabilities		25,730
Total liabilities		25,730
EQUITY:		
Retained deficit		(25,678)
Total equity		(25,678)
Total liabilities and equity	$	52

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	14,221
Short-term Investments		6,835
Accounts receivable, net of allowance		232,815
Due from affiliates		3,026,163
Prepaid expenses and other current assets		10,533
Income tax receivable		1,535
Current assets		3,292,102
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		635,976
Accumulated depreciation		(256,159)
Operating Lease Right of Use Asset		18,610
Property and equipment, net		398,427
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,784,618
Investment in sub		440,448
Other non-current assets		116,061
Other non-current assets		3,905,128
Assets		7,595,657
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		67,347
Accrued salaries and benefits		54,357
Other Current Liabilities		3,381
Deferred revenue		40,291
SEC fees payable		103,092
Current liabilities		268,468
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		461,924
Other non-current liabilities		92,322
Accrued employee benefits - long term		134,385
Deferred revenue - long term		65,724
Non-current liabilities		754,355
Liabilities		1,022,823
SHAREHOLDERS EQUITY:		
Additional paid-in capital		176,495
Retained earnings		6,451,250
Accumulated other comprehensive income		(54,911)
Equity		6,572,834
Total liabilities and equity	$	7,595,657

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	912,732
Data services fees, net		238,366
Listing Fees		477,829
Other revenues		32,396
Affiliate revenue		139,027
Transaction based expenses		(726,231)
Total revenue, less transaction-based expenses		**1,074,119**
Compensation and benefits		181,400
Professional services		39,573
Technology and communication		26,733
Rent and occupancy		11,148
Selling, general and administrative		68,218
Depreciation and amortization		72,666
Affiliate expense		65,584
Operating expenses		**465,322**
Operating income		**608,797**
Interest income		166
Affiliate interest income		59,418
Interest expense		(5)
Other income, net		(2,297)
Other income, net		**57,282**
Pre-tax net income		**666,079**
Income tax expense		186,152
Net income		**479,927**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	35
Accounts receivable			1,452
	Current assets		1,487
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			4,720
Accumulated depreciation			(4,367)
	Property and equipment, net		353
NON-CURRENT ASSETS:			
Goodwill			5,355
Other intangibles, net			2,000
Other non-current assets			11,688
	Other non-current assets		19,043
	Assets		20,883
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			(375)
Due to affiliates, net			41,815
SEC Fees Payable			4,128
	Current liabilities		45,568
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - non current			293
Other Non-Current Liabilities			3
	Non-current liabilities		296
	Liabilities		45,864
SHAREHOLDERS EQUITY:			
Retained deficit			(24,981)
	Equity		(24,981)
	Total liabilities and equity	$	20,883

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	64,116
Data services fees, net	4,959
Other revenues	211
Affiliate revenue	30
Transaction based expenses	(64,614)
Total revenue	**4,702**
Compensation and benefits	115
Professional Services	595
Selling, general and administrative	135
Depreciation and amortization	944
Affiliate expense	3,224
Operating expenses	**5,013**
Operating loss	**(311)**
Other expense	0
Pre-tax net loss	**(311)**
Income tax benefit	152
Net loss	**(159)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,171
Accounts receivable, net of allowance		31,320
Due from affiliates. net		683,892
Prepaid expenses and other current assets		1,723
Income tax receivable		71
Current assets		719,177
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		24,474
Accumulated depreciation		(18,996)
Property and equipment, net		5,478
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		1,401,655
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,082
Accrued salaries and benefits		1,082
Current liabilities		5,164
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		89,095
Other non-current liabilities		3,729
Non-current liabilities		92,824
Liabilities		97,988
SHAREHOLDERS EQUITY:		
Contributed capital		5,759
Retained earnings		1,297,896
Accumulated other comprehensive income		12
Equity		1,303,667
Total liabilities and equity	$	1,401,655

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Exchanges Data Services	$	51,268
Other Data Services		159,007
Affiliate Revenue		5,936
Total revenue		**216,211**
Compensation and benefits		5,731
Professional Services		(19)
Technology and communication		24,621
Rent and occupancy		371
Selling, general and administrative		785
Depreciation and amortization		1,863
Affiliate expense		12,859
Operating expenses		**46,211**
Operating income		**170,000**
Affiliate interest income		18,012
Other Expense		(1)
Other expense, net		**18,011**
Pre-tax net income		**188,011**
Income tax expense		47,066
Net income		**140,945**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Board of Trade
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets	$	1
Total Assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Pit Trader, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)

ASSETS:			
OTHER NON-CURRENT ASSETS:			
Investment in subsidiaries			1,989
	Other non-current assets		1,989
	Assets		1,989
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net			1,638
	Current liabilities		1,638
EQUITY:			
Retained earnings			351
	Equity		351
	Total liabilities and equity	$	1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		6,135
Current assets		6,135
Total assets		6,135
EQUITY:		
Contributed capital		1,172
Retained earnings	$	4,963
Equity		6,135
Total equity	$	6,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		236
Pre-tax net income		**236**
Income tax expense		-
Net income	$	**236**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Radiate, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	358
Due from affilates, net		238
Current assets		596
Total assets	$	596
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other liabilities		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		596
Total equity		596
Total liabilities and equity	$	596

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	-
Expenses:	
Selling, general, and administrative	0
Amortization and Depreciation	0
Operating expenses	0
Operating loss	0
Pre-tax net loss	0
Income tax benefit	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	372
Accounts receivable, net of allowance			9,086
Income tax receivable			28
Due from affiliates, net			31,151
	Current assets		40,637
PROPERTY AND EQUIPMENT			
Property and equipment cost			801
Accumulated depreciation			(797)
	Property and equipement, net		4
OTHER NON-CURRENT ASSETS:			
Goodwill			276,704
Other intangibles, net			86,788
Deferred income tax asset- noncurrent			952
	Other non-current assets		364,444
	Assets		405,085
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			191
Accrued Salaries and Benefits			(4)
Deferred Revenue			86
	Current liabilities		273
NON-CURRENT LIABILITIES:			
Deferred tax liabilities- noncurrent			24,609
	Non-current liabilities		24,609
	Liabilities		24,882
SHAREHOLDERS EQUITY:			
Contributed capital			387
Retained earnings			379,816
	Equity		380,203
	Total liabilities and equity	$	405,085

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**-**
Selling, General and Administration	(2)
Depreciation and amortization	7,024
Operating expenses	**7,022**
Operating loss	**(7,022)**
Affiliate interest income	4,899
Other income, net	151
Other income, net	**5,050**
Pre-tax net loss	**(1,972)**
Income tax benefit	(430)
Net loss	**(1,542)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	1,448
Accounts receivable, net of allowance			1,968
Due from Affiliates, net			338,856
Prepaid expenses and other current assets			3,316
Income Tax Receivable			156
	Current assets		345,744
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			335,482
Accumulated depreciation			(204,112)
Operating lease asset			40,569
	Property and equipment, net		171,939
	Assets		517,683
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			1,279
Accrued salaries and benefits			2,467
Other current liabilities			5,764
	Current liabilities		9,510
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - current			12,579
Other non-current liabilities			42,587
	Non-current liabilities		55,166
	Liabilities		64,676
SHAREHOLDERS EQUITY:			
Contributed capital			20,841
Retained earnings			432,166
	Equity		453,007
	Total liabilities and equity	$	517,683

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	13,594
Affiliate revenue		68,267
Total revenue		**81,861**
Compensation and benefits		10,762
Professional services		1,893
Technology and communication		25,073
Rent and occupancy		(35)
Selling, general and administrative		4
Depreciation and amortization		31,060
Operating expenses		**68,757**
Operating income		**13,104**
Pre-tax net income		**13,104**
Income tax expense		3,339
Net income		**9,765**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current Income Tax Receivable		1,181
Due from affiliates, net		13,870
Current assets		15,051
Total assets	$	15,051
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		17,543
Non-current liabilities		17,543
Total liabilities		17,543
EQUITY:		
Retained deficit		(2,492)
Total equity		(2,492)
Total liabilities and equity	$	15,051

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue		-
Expenses:		
Selling, general and administrative		12
Operating expenses		12
Operating income		(12)
Pre-tax net loss		(12)
Income tax expense		411
Net loss	$	(423)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,635
Accounts receivable		27,778
Prepaid expenses and other current assets		10,345
Due from affiliates, net		33,467
Current assets		85,225
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		29,425
Accumulated depreciation		(14,321)
Operating Lease Right of Use Asset		3,174
Property and equipment, net		18,278
NON-CURRENT ASSETS:		
Goodwill		227,405
Other intangibles, net		89,798
Other non-current assets		317,203
Total assets	$	420,706
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	22,803
Accrued salaries and benefits		3,596
Other current liabilities		973
Income tax payable		765
Current liabilities		28,137
NON-CURRENT LIABILITIES:		
Other non-current liabilities		8,750
Non-current liabilities		8,750
Total liabilities		36,887
EQUITY:		
Contributed capital		2,592
Retained earnings		381,227
Total equity		383,819
Total liabilities and equity	$	420,706

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Closing Solutions	$	97,449
Other Mortgage Technology		637
Intercompany		44
Total Revenue		98,130
Expenses:		
Compensation and benefits		24,551
Professional services		462
M&A Expenses		1,280
Technology and communication		14,079
Rent and occupancy		906
Selling, general and administrative		4,468
Depreciation and amortization		13,678
Operating expenses		59,424
Operating income		38,706
Intercompany interest income		1,597
Other expense, net		1,597
Pre-tax net income		40,303
Income tax expense		11,452
Net income	$	28,851

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates, Net	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**-**
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**-**
Other expense, net	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(400)
Property and equipment, net		0
Assets		33
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	69
Operating expenses	**69**
Operating loss	**(69)**
Pre-tax net loss	**(69)**
Net loss	**(69)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

StrikeNET LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	111
Total assets	$	111
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		151
Current liabilities		151
Total liabilities		151
EQUITY:		
Contributed capital		25
Retained deficit		(65)
Total equity		(40)
Total liabilities and equity	$	111

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, General and Administration		87
Operating expenses		87
Operating loss		(87)
Income tax benefit		24
Net loss	$	(63)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,662
Current Assets		1,662
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,176
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliate, net		29
Current liabilities		29
Liabilities		29
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,099)
Total Equity		24,147
Total Liabilities and Equity	$	24,176

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	-
Total revenue		-
Expenses:		
Selling, general and administrative		11
Operating expenses		11
Operating loss		(11)
Interest income		18
Other income		18
Pre-tax net income		7
Income tax benefit		12
Net Income	$	19

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA Ltd
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Total assets	$ -
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate, net	$ 3
Current liabilities	3
Total liabilities	$ 3
EQUITY:	
Retained deficit	(3)
Total equity	(3)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA Ltd
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Selling, general and administration	2
Operating expenses	2
Operating loss	(2)
Net loss	$ (2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		-
Current Income Tax Receivable		2
Current assets		2
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,657
Accumulated depreciation		(4,482)
Property and equipment net		1,175
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		168
Total assets	$	**1,345**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		250
Due to affiliates, net		21,765
Current liabilities		22,015
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		25
NonCurrent Liabilities		25
Total liabilities		**22,040**
EQUITY:		
Additional paid-in capital		5,376
Retained deficit		(26,071)
Equity		**(20,695)**
Total liabilities and equity	$	**1,345**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

REVENUES:	
Other revenue	$ -
Operating revenues	**0**
OPERATING EXPENSES:	
Compensation and benefits	289
Professional services	10
Technology and communcations	(31)
Selling, general & administration	2
Amortization & depreciation expense	689
Service & license fees to affiliates	90
Operating expenses	**1,049**
Operating loss	**(1,049)**
Income tax benefit	**291**
Net loss	**$ (758)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate, net	$	5,980
Current assets		5,980
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		5
Goodwill		8,744
Other non-current assets		8,749
Total assets	**$**	**14,729**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Liabilities		**0**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,849
Equity		**14,729**
Total liability and equity	**$**	**14,729**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	10
Affiliate expenses	9
Operating expenses	**19**
Pre-tax net loss	(19)
Income tax benefit	5
Net loss	**$ (14)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities	**$**	**2,000**
EQUITY:		
Contributed capital		1,659
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	-
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(112)
Property and equipment, net		0
Assets		3
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates, net		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT F

A complete set of the NYSE American LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

Application for Membership

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(each, an “Exchange” and, collectively, “NYSE” or the “Exchanges”)

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Membership (“Application”) to become a member of an NYSE SRO (“Member”), an Applicant must file a Uniform Application for Broker-Dealer Registration (“Form BD”) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository (“CRD”).

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE’s Client Relationship Services (“CRS”) Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐Bonds ☐Clearing ☐Floor Broker ☐Blue Line ☐Institutional Broker ☐Market Maker* ☐Electronic Market Maker ☐Designated Market Maker (“DMM”) ☐Electronic Designated Market Maker (“eDMM”) ☐Order Routing ☐Proprietary ☐Agency	☐Clearing ☐Floor Broker ☐Limited Public Business ☐Market Maker* ☐Specialist/eSpecialist ☐Lead Market Maker (“LMM”) ☐Order Routing ☐Proprietary ☐Agency

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DESIGNATED EXAMINING AUTHORITY (“DEA”)		
☐ NYSE American	☐ NYSE Arca	☐ NYSE Chicago
Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.		

APPLICATION TYPE
☐ **New Membership Applicant:** ☐ Applicant is seeking membership to an Exchange and is not currently a member of any Exchange ☐ Applicant is a member of an Exchange and is seeking to add a new type of business** *Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.*
☐ **Supplemental Membership Applicant:** Applicant is an approved member of at least one Exchange and is seeking membership to another Exchange to conduct the same business they are currently approved to conduct *Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.*

* Applicants seeking to conduct Market Maker activities will also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.

** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________

LEI #: ____________ MPID: ____________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

CONTACT INFORMATION

Contact Name: ____________ Title: ____________

Contact Phone: ____________ Contact Email: ____________

Billing Contact Name: ____________ Title: ____________

Billing Contact Phone: ____________ Billing Contact Email: ____________

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such positions, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer (“CEO”)

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

Chief Financial Officer (“CFO”)

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

Head Trader

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

Member firms and applicants must promptly update Form BD and Form U4 information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.

1. Form BD Sections 10A and 10B are completed and up to date on CRD ☐ Yes
2. Form U4 Section 13 is completed and up to date on CRD ☐ Yes

SECTION 2 – STATUTORY DISQUALIFICATION ("SD") DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ______________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant's Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.

** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (for NYSE Chicago Applicants Only)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Signature of Voting Designee: ______________________________

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

____
Applicant Firm Name

Authorized Signatory of the Firm	Date
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST 1
New Membership Applicant
☐ NYSE Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
Financial Documentation: ☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements ☐ Most recent Balance Sheet and Capital Computation ☐ Six-month Profit/Loss Projection ☐ Completed Financial Disclosure Questionnaire, Exhibit 2
☐ All examination reports and corresponding responses from the Applicant for the last two examinations
Organizational Documents: ☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreements; Operating Agreement; or similar documentation ☐ Organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details on payment.

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
☐ Organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ___________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

____

____

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement:

☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)
OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

☐ Any Exchange member firm

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

☐ No

If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

____

____

____

Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No

Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain:

____

____

____

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY

If Applicant will be performing New York Stock Exchange Equity Floor Based Business, please answer the following questions.

Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) ☐ Yes ☐ No

Info Memo 07-43 can be found here:

https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:

https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (See New York Stock Exchange Rules 301(e)(1), 353, and 440I) ☐ Yes ☐ No

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ____________________ Email: ____________________

Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY (continued)

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:

NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

☐ Describe in detail the business plan for conducting upstairs business from the New York Stock Exchange Trading Floor. Be sure to include the following:

a. How does the firm plan to separate this upstairs business from on floor business?
b. How will the firm protect customer information?

☐ Provide the Clearing Arrangement and separate Error Account information for this business.

☐ Provide name and CRD# of individual(s) who will be handling this upstairs business from the New York Stock Exchange Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide amended WSPs to reflect the Blue Line procedures.

Refer to New York Stock Exchange Rules 54 and 70.40 and New York Stock Exchange Information Memo # 07-77 regarding guidelines for updating WSPs: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

EXHIBIT 4 - APPROVED PERSON REQUIREMENTS FOR NEW YORK STOCK EXCHANGE, NYSE ARCA AND NYSE AMERICAN APPLICANTS ONLY

Registration requirements for Approved Persons are outlined in New York Stock Exchange Rules 2 and 304, NYSE American Rules 13, 25, 310 and 311, and NYSE Arca Rule 1.1 and 2.14

☐ Provide a list of all Approved Persons (both entities and individuals)

☐ AP Form for all non-natural persons seeking Approved Person status, available at: https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status

Application for Market Maker* Registration

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc.
(Collectively, “NYSE” or the “Exchanges”)

**Includes Market Maker, Lead Market Maker (“LMM”), Designated Market Maker (“DMM”), Electronic Designated Market Maker (“eDMM”), Specialist and Electronic Specialist (“eSpecialist”)*

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐New York Stock Exchange	☐NYSE American
☐NYSE Arca	☐NYSE National

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐New York Stock Exchange ☐Designated Market Maker ☐Equity Market Maker	☐NYSE American ☐Options Market Maker ☐Options Specialist ☐Options eSpecialist
☐NYSE American ☐Equity Market Maker ☐Electronic Designated Market Maker	☐NYSE Arca ☐Options Market Maker ☐Options Lead Market Maker
☐NYSE Arca ☐Equity Market Maker ☐Equity Lead Market Maker	
☐NYSE National ☐Equity Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________

Business Address: ______________

City: ______________ State: ______ Zip Code: ______

Business Phone: ______________ Website: ______________

CONTACT INFORMATION

Contact Name: ______________ Title: ______________

Phone: ______________ Contact Email: ______________

Billing Contact Name: ______________ Title: ______________

Billing Contact Phone: ______________ Billing Contact Email: ______________

SECTION 2 – NET CAPITAL

Amount: As of Date: Focus Report Line Item:

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: ______________

SECURITIES

List the number of securities for which your firm requests approval: ______________

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

SRO: ______________________________

Operating Capacity: ____________________

List Securities

SRO: ______________________________

Operating Capacity: ____________________

List Securities

SRO: ______________________________

Operating Capacity: ____________________

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

______________________	______________________
Authorized Signatory of the Firm	Date
______________________	______________________
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST

- ☐ NYSE Application for Membership, if new to market or business* (including all supplemental documents)
- ☐ Application for Market Maker Registration
- ☐ Most recent Focus Report
- ☐ Market Maker Authorized Trader Registration Form for each individual Market Maker
- ☐ Form U4 and fingerprint cards for each individual Market Maker are available on CRD

* An approved NYSE Arca Equity Market Maker firm wanting to act as a NYSE Arca Equity Lead Market Maker is not required to complete this form.

EXCHANGE-SPECIFIC REQUIREMENTS

New York Stock Exchange DMM Applicants

- ☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures
- ☐ Rule 103.20 - Net Capital Requirements and DMM Capital System
- ☐ Rule 123E - DMM Combination Review Policy (if applicable)
- ☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on CRD
- ☐ Firm to provide Reg SHO compliance
- ☐ DMM GUI must accurately handle 15c3-5 requirements

NYSE Arca LMM Applicants

- ☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This AP Form is to be completed by an entity registering as an Approved Person with New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and/or NYSE Arca, Inc. ("NYSE Arca") (collectively, the "Exchanges")[1]

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an Approved Person ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to Approved Persons, including but not limited to NYSE Rules 2 and 304; NYSE American Rules 13, 25, 310, and 311; and NYSE Arca Rules 1.1, 2.4, and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member, member organization, OTP Firm, and/or ETP Holder (as defined in the rules of the relevant Exchange(s)) with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up to date with the relevant Exchange(s) and FINRA. Completed Forms and notification of changes should be provided to the relevant Exchange(s) by emailing crs@nyse.com.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: ________________________________ Web CRD#: ________________________

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:____ Web CRD#: ________________________

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization and is not a governmental entity (see NYSE Rules 2(c) and (e); NYSE American Rules 13 and 25; NYSE Arca Rule 1.1);
   - ☐ is engaged in a *securities or kindred business* that is *controlled* by or *under common control* with the Member Organization (see NYSE Rule 2(c); NYSE American Rule 25);
   - ☐ is a *U.S. registered broker-dealer under common control* with the Member Organization (see NYSE Rule 2(c)); and/or
   - ☐ *beneficially owns, directly or indirectly, 5% or more* of the outstanding equity securities of a Member Organization or has *contributed 5% or more* of the partnership capital of a Member Organization (see NYSE Arca Rule 1.1).

4. Is the applicant subject to a *Statutory Disqualification* as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant subsequently becomes subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) and FINRA in writing.

---

[1] This Form is for non-natural persons seeking Approved Person status only. All natural persons seeking Approved Person status must register as an "AP" on Form U4.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

______________________________ Authorized Signatory of the Firm	______________________________ Date
______________________________ Print Name of Authorized Signatory of the Firm	______________________________ Title
______________________________ CRD# (If Applicable)	

Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc.
(each, an "Exchange" and, collectively, "NYSE")

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION
Individual Registration To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application, and (iii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s). **NRF Designation** To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to CRD.

INDICATE REGISTRATION OR NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange ☐ ME - Designated Market Maker (Series 19 & DMM exam) ☐ ME - Floor Broker (Series 19) ☐ FL - Floor Clerk (Series 19) ☐ FE - Floor Employee	☐ NYSE American ☐ OM - Floor Broker (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)
☐ NYSE Chicago ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration) ☐ Clerk (NRF) ☐ Voting Designee (NRF)	☐ NYSE Arca ☐ OM - Floor Broker (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)

INDIVIDUAL APPLICANT INFORMATION			
Applicant Name:	____________	CRD:	____________
Title/Trading Floor Position:	____________	DOB:	____________
Phone:	____________	Email:	____________
MEMBER ORGANIZATION INFORMATION			
Member Organization Name:	____________	CRD:	____________
Primary Contact Name:	____________	Title:	____________
Phone:	____________	Email:	____________

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through CRD;
(See above for appropriate registration type for business activity.)

☐ Yes ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 in CRD?

☐ Yes ☐ No

Individual has passed or been granted a waiver of the required examination.

☐ Yes ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on CRD

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date:
(if known) ______________________________

Position / Reason for access to the Trading Floor: ______________________________

Badge # (if applicable): ______________________________

Will individual require a Clerk Logon ID? ☐ Yes ☐ No

If individual has been active on an Exchange Trading Floor in the past, please enter the last date individual was active on such Trading Floor: ______________________________

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in the last 6 months? ☐ Yes ☐ No

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________________ Date: ______________

Member Organization Acknowledgment

Authorized Signatory of Firm: ______________________________

Print Name: ______________________________ Date: ______________

Options Trading Permit Request Form

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This form should be used to request an NYSE Arca Options Trading Permit ("OTP") and/or an NYSE American Options Trading Permit ("ATP"). Each OTP or ATP is assigned to a natural person who has met the applicable qualification requirements and designated as an OTP Holder or ATP Holder on behalf of their member organization and must be executed prior to the commencement of trading of that nominee. **Each OTP Holder and/or ATP Holder must complete a separate form.**

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH OTP or ATP

☐ NYSE Arca ☐ Order Sending ☐ Clearing Services ☐ Market Making Number of OTPs requested _____ ☐ Floor Broker	☐ NYSE American ☐ Order Sending ☐ Clearing Services ☐ Market Making Number of ATPs requested _____ ☐ Floor Broker

Effective date for OTPs or ATPs requested: ______________________________
(Open of business)

INDIVIDUAL OTP HOLDER/ATP HOLDER INFORMATION

This/these permit(s) will be held in the name of the below individual, hereby established as an OTP Holder/ATP Holder, until further notice.

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

MEMBER ORGANIZATION AND AUTHORIZED SIGNATORY INFORMATION

Firm Name: ______________________ Firm CRD: ______________________

Signatory Name: ______________________ Signatory CRD: ______________________

Phone: ______________________ Email: ______________________

The member organization acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of the Exchange, the payment of all Exchange fees and charges, and all obligations accruing in the course of the member organization's and the OTP Holder's/ATP Holder's business on the Exchange.

The OTP or ATP issued pursuant to the Exchange's acceptance of this form will be associated with the member organization until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder/ATP Holder

Signature: ______________________ Date: ______________________

Phone: ______________________ Email: ______________________

Member Organization Acknowledgment

Authorized Signatory of Firm: ______________________________

Print Name: ______________________ Date: ____________

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

NYSE USER AGREEMENT (CONTINUED)

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

Entity: ______________________________

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

With Notices To:

User Name: ______________________________

Contact Name: ______________________________

Address: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ______________

Business Address: ______________________________________

City: ______________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________ (Company Name)	______________________ (Entity)
By (Signature): ______________	By (Signature): ______________
Name: ______________	Name: ______________
Title: ______________	Title: ______________
Email: ______________	Email: crs@nyse.com
Date: ______________	Date: ______________

NYSE American Options - Designated Give-up Notification Form

1. American Trading Permit ("ATP") Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Clearing Firms (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐
ATP Clearing Firm Name:		OCC #:		☐	☐

ATP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 961.

ATP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised July 2015

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American")
Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

____________________ Member Organization Name	____________________ Firm CRD#
____________________ Name of Witness[1] (Please Print)	____________________ Name of Applicant (Please Print)
____________________ Signature of Witness	____________________ Signature of Applicant
____________________ Title	____________________ Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Pillar
Connectivity Questionnaire (CQ)

Instructions and Information
Permit Holders must complete, and the Exchange must approve, the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit to Connectivity@nyse.com the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
How will this MPID be accessing the exchange? Please check the appropriate box(es). ***Service Bureaus, Floor Broker OMS and Floor Broker FBA Providers must sign in Section 5.**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ____________________) ☐ Floor Broker OMS (OMS Name: ____________________) (NYSE Equities Only) ☐ Floor Broker FBA (FBA Name: ____________________) (NYSE Equities Only) ☐ Identifier Only - No Connectivity
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ______________________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire.**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Access Provider Authorization (Service Bureau / Floor Broker OMS / Floor Broker FBA)

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, Floor Broker OMS or Floor Broker FBA, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Pillar Access Provider Connection Agreement, or other applicable NYSE Agreement.

Access Provider Name (Service Bureau, Floor Broker OMS or Floor Broker FBA):	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Pillar
Access Provider Connection Agreement

ACCESS PROVIDER CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the NYSE Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Access Provider Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ an access provider acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Accepted on behalf of User:

____
(Access Provider Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: CRS@nyse.com

Date: ______________________________

Please return completed form to Client Relationship Services at CRS@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for an Access Provider becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

Exhibit A to NYSE Pillar Access Provider Connection Agreement

Select the Exchange and Access Provider Type below for this Exhibit A:
Select Exchange(s): ☐ NYSE Arca ☐ NYSE Chicago ☐ NYSE American ☐ NYSE ☐ NYSE National **Select Provider Type:** ☐ Service Bureau ☐ NYSE Floor Broker OMS ☐ NYSE Floor Broker Algo

<u>Member Name(s):</u>

Please email completed Exhibit to CRS@nyse.com.

____
User (Access Provider)

____ ____________________________________
Authorized Signature of User Name

____ ____________________________________
Title Date

NYSE American Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

American Trading Permit ("ATP") Holders must complete and NYSE American Options ("the Exchange") must approve of this questionnaire prior to establishing connectivity to the Exchange. If the information below is no longer accurate, the ATP Holder must notify the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Master User Agreement.

1. Process for adding Connectivity:

- Connectivity Application ("CQ") is sent to Client Relationship Services ("CRS") at **CRS@nyse.com**.
- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the ATP Holder.
- If a connection is terminated by the ATP Holder, the ATP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:


ATP Holder order flow sent either through direct connection or service bureau
TP Holder
SB / OMS
Exchange
Pass-thru access (i.e., agency trading)
XYZ Firm
TP Holder
Exchange
Service Bureau / Order Management System / 3rd party access
XYZ Firm
TP Holder
SB / OMS
Exchange
Direct Sponsored Access where XYZ Firm utilizes the ATP Holder's TP ID for direct access to the Exchange
Sponsored Participant Agreement is required
No longer applicable due to SEC Rule 15c3-5
XYZ Firm
TP Holder
Exchange

NYSE American Options Connectivity Application & Questionnaire

3. ATP Holder and Contact Information

ATP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	**ATP ID** **Connection(s)**
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com**: **https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf**	☐ Routing orders to NYSE American Options ☐ Clearing functions ☐ Billing functions ☐ Phone Orders to Options Floor Brokers ☐ New technology provider ☐ Other (explain):_______________________________
Is this connection for orders routed by the ATP Holder, or an affiliate or customer of the ATP?	☐ Orders routed by the ATP Holder ☐ Orders routed by an affiliate of the ATP Holder ☐ Orders routed by a customer of the ATP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):_________________________
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the ATP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:___________________________ (Provide a separate list if more space is required)
If connectivity is for pass-thru or 3rd party access, does the ATP Holder relinquish any monies accrued from the Payment for Order Flow ("PFOF") Program from orders executed through this connection?	☐ YES Please provide the legal name of the entity participating in the PFOF program and to which payments should be directed: ____ ☐ NO

By signing this Connectivity Application:

- **The ATP Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to Exchange rules, including but not limited to Rule 922 and 902.1NY, as applicable, to review for violations of Exchange and federal rules over the order flow that is sent through this connection.**
- **The ATP Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The ATP Holder attests that the Firm will not provide any direct or sponsored access to the Exchange platforms to any third party through this connection.**
- **The ATP Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to CRS via email at CRS@nyse.com.

NYSE American Options
Limited Public Customer Business Attestation

The undersigned American Trading Permit ("ATP") Holder/ATP Firm, conducting a Limited Public Business in Options pursuant to Exchange rule 930NY(b), agrees to perform the following as a condition of their approval

- ATP Holder or ATP Firm will be required to file Monthly FOCUS Reports.
- ATP Holder or ATP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied.
- ATP Holder or ATP Firm must have an annual audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to the FINRA Regulatory Coordinator on behalf of NYSE American Options ("the Exchange").
- ATP Holder or ATP Firm must maintain P&S blotters, Order Tickets, Account Documentation.
- Amend Form BD with the Central Registration Depository ("WebCRD®"), as necessary.
- Meet all Continuing Education requirements associated with any required licensing.
- Anti-Money Laundering Compliance Program must be updated to adequately address the public business conducted (including a Customer Identification Program).
- File an Annual Written Compliance Report by April 1 each year.

ATP Holder: ________________________________ CRD#:_______________________

Authorized Signature: __________________________ Date:_______________________

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together “NYSE Exchanges” or separately the “Exchange”) Aggregate Billing

In accordance with the applicable Exchange’s fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange’s fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE
AN ICE EXCHANGE

Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@ice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:	Choose Request Type	# of Sessions:	
Market:	Choose Market		
Session Type:	Choose Session Type		
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			
Session Settings *(Required)* - Leave blank and proceed to the next page if protocol is drop copy. - Below default settings will apply if properties selection left unchanged.			
MPID(s)/Clearing No/ClientID/DMA SubID:			
Cancel on Disconnect:	Cancel All		
Priority Update Ack Subscription:	Do Not Subscribe		
Default Self-Trade Prevention:	None	STP Type:	
Symbol Eligibility:	All Symbols		
Max Order Qty (Exchange max applied, if blank.):		Order Capacity (Equities only):	None
Drop Copy Settings *(Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Request Type:	Choose Request Type	# of Drop Copy Sessions:	
Protocol:	Choose Protocol		
Message Preference:	Choose Message Preference		
Drop Copy Filter:	Choose Drop Copy Filter		
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed:			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

NYSE Gateways Session Request Form

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:	Choose Request Type	# of Sessions:	
Market:	Choose Market		
Session Type:	Choose Session Type		
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing):			
TPID or Master Firm/Mnemonic (if adding new session):			
BOLD Default Value (American Options Only):	Choose BOLD Default Value		

Drop Copy Settings (*Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Drop Copy Request Type:	Choose Request Type	# of Drop Copy Sessions:	
Drop Copy SenderCompIDs (if modifying or removing):			
Drop Copy Type:	Choose Protocol		
Message Preference:	Choose Message Preference		
Drop Copy Filter:	Choose Drop Copy Filter		
Based on the above selection, list all filter items (e.g. - If you Selected 'Mnemonics', list the Mnemonics that should be reported. If you selected 'SenderCompID', list the sessions you wish to drop to the drop copy session):			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx
Choose Network Provider		
Choose Network Provider		
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Choose Network Provider		
Choose Network Provider		
Choose Network Provider		

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________________ Date: ______________

Print Name: ______________________________

Title: ______________________________

Phone: ______________________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE American Options
ATP Clearing Member Firm Restriction Form

OCC Clearing Member Firm Information

ATP Clearing Member Firm Name: ______________________________ CRD#: ________________

OCC Number: ______________________________

In accordance with NYSE American rules, the ATP Clearing Member Firm listed above authorizes NYSE American to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE American.

NOTE: Once an OCC number is marked as restricted, no ATP Member Firm will be able to use that restricted OCC number unless they are authorized by the ATP Clearing Member Firm pursuant to the applicable NYSE American rule.

Instructions: To authorize or revoke an ATP Member Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/american-options/NYSE_American_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this ATP Clearing Member Restriction Form, the ATP Clearing Member Firm grants NYSE American permission to publish the ATP Clearing Member Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange member firms that the ATP Clearing Member Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE American Clearing Member Firm Restriction Form is required for each OCC number being restricted.

Authorized Signature: ______________________________ Date: ________________

Print Name: ______________________________ Title: ________________

ATP Clearing Member Firm Contact Team for Authorization (to be provided to market participants):

Email Address: ______________________________ Phone: ________________

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE American Options
Authorization or Revocation of Restricted Clearing Number

1. Clearing Firm Information

ATP Clearing Member Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Clearing Member Firm Authorizes NYSE American Options ("the Exchange") to enable (or disable) give-ups for the following ATP Member Firms (***<u>NOTE</u>***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐
ATP Member Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

________________________________ _________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

________________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing Member	________________________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member
________________________________ Print Name / Title	________________________________ Print Name / Title
________________________________ Date	________________________________ Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT

NYSE American LLC and NYSE Arca, Inc.
(each an "Exchange")

This Clearing Letter of Consent is to be completed by Clearing Member (defined below) and Member (set forth below) and is deemed a Letter of Consent, Letter of Guarantee or Letter of Authorization pursuant to the rules of the noted Exchange(s).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for and, if applicable, whether this form is also to be used as:

a) Market Maker Letter of Guarantee between the undersigned Market Maker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.36-O or NYSE American Rule 924NY, or both.

b) Floor Broker Letter of Authorization between the undersigned Floor Broker Member and Clearing Member to meet the requirements of NYSE Arca Rule 6.45-O or NYSE American Rule 932NY, or both.

☐ NYSE American Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

☐ NYSE Arca Options
- ☐ Market Maker Letter of Guarantee
- ☐ Floor Broker Letter of Authorization

The term "Member" refers to a registered broker-dealer that is a Trading Permit Holder of one or more Exchange and includes applicants to be a Member of one or more Exchange.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC").

The term "Market Maker Member" refers to a Member with at least one natural person who is registered as a Market Maker on the Exchange(s) pursuant to NYSE Arca Rule 6.33-O or NYSE American Rule 921NY, or both.

The term "Floor Broker Member" refers to a Member with at least one natural person who is registered as a Floor Broker on the Exchange(s) pursuant to NYSE Arca Rule 6.44-O or NYSE American Rule 931NY, or both.

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

________________________________ _________________________
Member CRD#

With respect to Market Maker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility (check all that apply):

☐ For all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Market Maker Member

☐ For all Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Market Maker Member

With respect to Floor Broker Members, the undersigned Clearing Member hereby agrees to accept full financial responsibility when the name of the Clearing Member is given up (check all that apply):

☐ For the clearance of all Exchange options transactions as defined in NYSE Arca Rule 6.1-O(b)(6) and NYSE American Rule Rule 900.2NY (23) made by the undersigned Floor Broker Member

☐ For the clearance of all Exchange Flex Options transactions as defined in NYSE Arca Rule 5.32-O and NYSE American Rule 924NY(d) made by undersigned Floor Broker Member

OPTIONS CLEARING LETTER OF CONSENT (CONTINUED)

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

Clearing Member (Broker-Dealer Name)	Member (Broker-Dealer Name)
Clearing Member (OCC Clearing #)	Member (CRD #)
Authorized Signatory of Clearing Member	Authorized Signatory of Member
Print Name / Title	Print Name / Title
Date	Date

Please return this form via email to crs@nyse.com

NYSE Exchanges Retail Attestation Form

Instructions: This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca") or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with either the NYSE Rule 7.44 or NYSE Arca Rule 7.44-E Retail Liquidity Provider Programs ("RLP Program"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under an RLP Program should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of an RLP Program) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that Member assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g. price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a retail attestation form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your Firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

[1] The term "Member" refers to a member organization, Equity Trading Permit Holder, Participant, as applicable, of one or more NYSE Exchanges and includes applicants to be a Member of one or more NYSE Exchanges.

2. Business and Technology Questions

Member may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested.

3. Retail Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rules 13 and 7.44 and NYSE Arca Rule 7.44-E, as applicable, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a Retail Order.

The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

Retail Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each customer firm. This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Broker-Dealer Customer Agreement (the "Agreement") is between

   ____, (Member Organization ("Member") and

   ____, (the "Customer"), which is a registered broker-dealer.

   This Agreement authorizes the Member to route Retail Orders (including orders with a "retail" modifier) to an NYSE Exchange on behalf of the Customer pursuant to NYSE Rule 7.44, NYSE Arca Rule 7.44-E, the NYSE Price List, the NYSE Arca Fee Schedule, or the NYSE American Price List, as applicable (collectively, "NYSE Exchanges' Retail Order Requirements"). By executing this Agreement, Customer represents that it will only send orders to a Member that are designated as Retail Orders and that the entry of such orders to the Exchange will be in compliance with the NYSE Exchanges' Retail Order Requirements.

2. A Retail Order is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by a Member Organization provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual. Customer further represents that substantially all orders sent to a Member Organization as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Contact Name	Print Contact Name
______________________________	______________________________
Title (must be officer)	Title (must be officer)
______________________________	______________________________
Name of Member Organization	Name of Member Organization
______________________________	______________________________
Web CRD#	Web CRD#

Market Maker Authorized Trader Registration ("MMAT") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE National, Inc.

This form is to be completed by a member organization, ATP Holder, OTP Firm or ETP Holder (each, a "Member") registering individuals as MMATs on New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca") or NYSE National, Inc. ("NYSE National") (each, an "Exchange")

Prior to completing this MMAT Form, the Member registering an MMAT should be familiar with the rules of the relevant Exchange(s), including, but not limited to NYSE Rule 7.21; NYSE American Rules 7.21E, 921NY and 921.1NY; NYSE Arca Rules 7.21-E, 6.33-O and 6.34-O; and NYSE National Rule 7.21.

To be eligible for registration as a MMAT, as defined in Exchange rules, an individual must:

(i) successfully complete the required examination(s);
(ii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s); and
(iii) complete any orientation as prescribed by the Exchange and available on the Exchange's website (a copy of the completed orientation must be retained by the Member registering the MMAT).

MARKET MAKER MEMBER INFORMATION

Member Organization Name:	______________________	CRD:	______________
Contact Name:	______________________	Title:	______________
Phone:	______________________	Email:	______________

INDICATE EXCHANGE FOR WHICH MMAT REGISTRATION IS BEING REQUESTED (CHECK ALL THAT APPLY)

Equities MT - Market Maker Authorized Trader (Series 57)*†	**Options** OM - Market Maker (Series 57)
☐ NYSE	☐ NYSE American
☐ NYSE American	☐ NYSE Arca
☐ NYSE Arca	
☐ NYSE National	

** Market Maker Orientation to be completed and maintained by Member Organization:* *https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Exchanges_Market_Maker_Orientation.pdf*

† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category.

MMAT Registration Request

Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"
Individual MMAT Name:		CRD #:		☐ Orientation completed for "MT"

Please use multiple copies of this Form to request additional MMAT registrations.

Completed Form should be returned to Client Relationship Services at crs@nyse.com.

Authorized Signatory of Firm: ______________________________

Print Name: ______________________ Date: ______________

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT I

The audited consolidated financial statements for NYSE American LLC for the year ended December 31, 2022 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE American LLC and Subsidiaries
Year Ended December 31, 2022
With Report of Independent Auditors

NYSE American LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2022

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE American LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE American LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Building a better
working world

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

June 22, 2023

NYSE American LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2022

Assets	
Current assets:	
Cash and cash equivalents	$ 2
Accounts receivable	47
Due from affiliates	269
Loan receivable from affiliate	100
Total current assets	418
Non-current assets:	
Goodwill	1,022
Other intangible assets, net	617
Other non-current assets	165
Total non-current assets	1,804
Total assets	$ 2,222
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 65
Due to affiliates	13
Deferred revenue	5
Total current liabilities	83
Non-current liabilities:	
Accrued employee benefits	10
Deferred revenue	4
Deferred income taxes	195
Other non-current liabilities	5
Total non-current liabilities	214
Total liabilities	297
Non-controlling interest	520
Controlling interest	1,405
Total equity	1,925
Total liabilities and equity	$ 2,222

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2022

Revenues:		
Transaction fees	$	122
Listing fees		21
Data services fees		18
Affiliate fees		2
Other		36
Total revenues		199
Transaction-based expenses:		
Section 31 fees		21
Cash liquidity payments, routing and clearing		31
Total revenues less transaction-based expenses		147
Operating expenses:		
Technology and communications		4
Professional services		1
Depreciation and amortization		9
Affiliate		53
Total operating expenses		67
Operating income		80
Other income:		
Interest and other income, net		16
Income before income tax expense		96
Income tax expense		19
Net income		77
Net income attributable to non-controlling interest		(33)
Net income attributable to NYSE American LLC	$	44
Other comprehensive income:		
Other comprehensive income		(2)
Comprehensive income attributable to NYSE American LLC	$	42

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2022

	Non-controlling Interest	Controlling Interest	Total Equity
Balance at January 1, 2022	$ 515	$ 1,363	$ 1,878
Net income	—	77	77
Net income attributable to non-controlling interest	33	(33)	—
Distributions to non-controlling interest	(28)	—	(28)
Other comprehensive income	—	(2)	(2)
Balance at December 31, 2022	$ 520	$ 1,405	$ 1,925

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2022

Operating activities:	
Net income	$ 77
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9
Deferred income taxes	2
Change in assets and liabilities:	
Accounts receivable	4
Other assets	(20)
Accounts payable and accrued liabilities	3
Due to affiliates, net	(45)
Accrued employee benefits	(3)
Other liabilities	1
Total adjustments	(49)
Net cash provided by operating activities	28
Financing activities:	
Distributions to non-controlling interest	(28)
Net cash used in financing activities	(28)
Net change in cash and cash equivalents	—
Cash and cash equivalents, beginning of year	2
Cash and cash equivalents, end of year	$ 2
Supplemental cash flow disclosure:	
Cash paid for income taxes	$ 1

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE American LLC ("NYSE American" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE American. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is a 47% shareholder in NYSE Amex Options LLC ("NYSE American Options"). The Exchange consolidates the results of NYSE Amex Options (Note 4). In addition to the Exchange, the Parent has four other subsidiary SROs: NYSE Arca, Inc., New York Stock Exchange LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE American Options and PDR Services, LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the external equity interests are shown as non-controlling interests.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 7).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2022, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2022.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2022.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively “benefit plans”. The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 10).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statement of comprehensive income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent’s consolidated or unitary tax returns to the Exchange’s consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company’s separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange collects annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2022, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2022, $126 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $21 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $14 million which is included in interest and other income, net on the consolidated statements of net income for the year ended December 31, 2022. There were no dividends received for the year ended December 31, 2022.

4. Non-Controlling Interest

NYSE Amex Options

On June 29, 2011 and prior to the ICE acquisition of the Parent, the Exchange completed the sale of a significant equity interest in NYSE Amex Options, a U.S. options exchange, to seven external investors. The Exchange remains a 47% shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity. As of December 31, 2022 the external investors no longer own an equity interest in NYSE Amex Options with the shares previously held now being owned by a wholly-owned subsidiary of Parent. The Exchange has recorded the value of $520 million as of December 31, 2022 as non-controlling interest in the accompanying consolidated balance sheet.

5. Other Intangibles

The Exchange's intangible assets include $617 million as of December 31, 2022 related to identified intangible assets from ICE's acquisition of the Parent. The following table presents the details of the intangible assets as of December 31, 2022 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 515	$ —	Indefinite
Customer relationships	147	79	17 years
Trade names and other	34	—	Indefinite
Total	$ 696	$ 79	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2022, amortization expense of acquired intangible assets was $9 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2023	$ 9
2024	9
2025	9
2026	9
2027	9
Thereafter	23
Total	$ 68

6. Income Taxes

The components of the income tax provision for the year ended December 31, 2022 were as follows (in millions):

Current:		
Federal	$	11
State and local		6
Total current		17
Deferred:		
Federal		1
State and local		1
Total deferred		2
Total tax expense	$	19

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2022 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	5
Non-controlling interest in the Exchange	(7)
Effective tax rate	19 %

The effective tax rate is less than the federal statutory rate primarily due to non-controlling interest, partially offset by state taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2022 (in millions):

Deferred tax assets:		
Deferred compensation	$	3
Other		3
Total deferred tax assets	$	6
Deferred tax liabilities:		
Acquired intangible assets	$	(170)
Equity in earnings		(31)
Total deferred tax liabilities		(201)
Net non-current deferred tax assets/(liabilities)	$	(195)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

For the year ended December 31, 2022 the ending balance of unrecognized tax benefits is $4 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2022, the amount recognized for interest and penalties is not material. Accrued interest and penalties balances were $1 million as of December 31, 2022. Tax years prior to 2010 no longer remain subject to examination.

7. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2022, expenses of $53 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

As of December 31, 2022, the Exchange had a $269 million receivable and a $13 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $57 million were received from affiliates and payments of $29 million were made to affiliates subsequent to the year ended December 31, 2022.

Additionally, as of December 31, 2022, the Exchange had a loan receivable from the Parent of $100 million. The loan represents an on demand promissory note, bearing an interest rate equal to one month LIBOR, and was used by Parent to fund its operations.

8. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believe the risk that execution venues are not reimbursed is probable. The Exchange therefore recorded a write-off during 2019 and 2020 as deemed appropriate.

During the year ended December 31, 2022, total payments to the CAT were $9.2 million with a net $8.0 million being recorded to non-current assets in the consolidated balance sheet after a $1.2 million reserve and provision recorded in professional services in the consolidated statement of comprehensive income. As of December 31, 2022, the Exchange has a net $20.3 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. In March 2023, a new proposed CAT funding model was submitted to the SEC. In June 2023, the SEC acknowledged receipt of the proposal and instituted procedures to evaluate the proposal but has not issued any ruling on the proposal. The outcome of the SEC's evaluation of the proposal could result in increased reserves or write-offs of the note receivable.

9. Deferred Revenue

Total deferred revenue was $9 million as of December 31, 2022, including $5 million in current deferred revenue and $4 million in non-current deferred revenue. During 2022, there were additions of $21 million and amortization of $21 million in deferred revenue. Included in the amortization recognized in 2022, $5 million related to the deferred revenue balance as of January 1, 2022. As of December 31, 2022, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Original Listing Revenues	**Other Listing Revenues**	**Total**
2023	1	4	5
2024	—	2	2
2025	—	2	2
2026	—	—	—
2027	—	—	—
Thereafter	—	—	—
Total	$ 1	$ 8	$ 9

10. Pension and Other Benefit Plans

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2022; however, they are not managed separately. Based on the Exchange's 8% share, the accompanying consolidated balance sheet includes $3 million of noncurrent assets classified as other noncurrent assets, $1 million of current liabilities classified as accounts payable and accrued liabilities, $10 million of noncurrent liabilities classified as accrued employee benefits, and $4 million other comprehensive loss reflected as equity. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2022, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2023. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives.

The fair values of the pension plan assets at December 31, 2022, by asset category were as follows (in millions). See Note 11 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 8	$ —	$ —	$ 8
Equity securities:				
U.S. large-cap	—	20	—	20
U.S. small-cap	—	5	—	5
International	—	12	—	12
Fixed income securities	118	526	6	650
Total	$ 126	$ 563	$ 6	$ 695

The above table excludes trades pending settlement with a net loss of $8 million as of December 31, 2022. These trades settled in January 2023.

The measurement date for the pension plan is December 31, 2022. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 11, as of

December 31, 2022 and a statement of funded status of the pension plan as of December 31, 2022 (in millions):

Change in benefit obligation:		
Benefit obligation at January 1, 2022	$	846
Interest cost		17
Actuarial loss		(169)
Benefits paid		(47)
Benefit obligation at December 31, 2022		647
Change in plan assets:		
Fair value of plan assets at January 1, 2022		920
Actual return on plan assets		(186)
Benefits paid		(47)
Fair value of plan assets at December 31, 2022		687
Funded status		40
Accumulated benefit obligation		647
Amounts recognized in the ICE consolidated balance sheet:		
Accrued pension plan asset		40

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2022 (in millions):

	Year Ended December 31, 2022	
Interest cost	$	17
Estimated return on plan assets		(21)
Amortization of loss		2
Aggregate pension expense	$	(2)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2023	$	50
2024		50
2025		50
2026		50
2027		49
Next 5 years		235

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2022, the cash surrender value of such policies was $61 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2022 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2022	$	33
Interest cost		1
Actuarial loss		(3)
Benefits paid		(5)
Benefit obligation at December 31, 2022		26
Funded status		(26)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(4)
Accrued employee benefits		(22)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2022 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2023	$	4
2024		4
2025		3
2026		3
2027		2
Next 5 years		10

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2022
Weighted-average discount rate for determining benefit obligations (pension/SERP)	4.9%/4.8%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	2.1%/1.6%
Expected long-term rate of return on plan assets (pension/SERP)	2.5%/ N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $3 million for the year ended December 31, 2022. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2022 is 4.9%. The weighted average discount rate for determining the interest cost as of December 31, 2022 is 2.1%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2022
Benefit obligation at the end of year	$ 116
Interest cost	3
Actuarial gain	(22)
Employee contributions	2
Benefits paid	(12)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(8)
Accrued employee benefits	(108)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2023	$ 9
2024	9
2025	9
2026	9
2027	9
Next 5 years	43

For measurement purposes, ICE assumed a 5.6% annual rate of increase in the per capita cost of covered health care benefits in 2022 which will decrease on a graduated basis to 3.9% in the year 2049 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2022 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 82	$ 3	$ (30)	$ 55

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2022 were $64 million related to the Parent's defined contribution plans.

11. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 10 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2022, none of these assets were required to be recorded at fair value since no impairments were recorded.

12. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 22, 2023, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements, except as disclosed in Note 8 above.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT K

The ownership structure of NYSE American LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: October 16, 2008

4. Approximate ownership interest: 100% ownership interest

5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT M

An alphabetical listing of the members and member organizations of each of NYSE American LLC and NYSE Amex Options LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE American LLC and NYSE Amex Options LLC, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2023

EXHIBIT N

A schedule of securities listed on NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the NYSE American LLC and NYSE Amex Options LLC is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 30, 2023

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2023 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2023 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

ICE Corporate Structure as of June 1, 2023

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
Simplifile Holdings, Inc.
Simplifile LC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
Super Peach Acquisition Sponsor, LLC
Super Peach Acquisition Corp.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
ICE eConfirm LLC
ICE Brazil Tech-nology, LLC
ICE Trade Vault, LLC(3)
Chatham Energy, LLC
10531561 Canada Inc.
CalRock Brokers Inc.(6, 17)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Bakkt Management Holdings, LLC
ICE Credit SEF LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(2, 3, 12, 19, 21)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
<1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 5)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
NYSE Interna-tional B.V.
NYSE (Holding) BV
NYSE Finance BV
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(4, 5, & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc.
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20 MULTISTATE MONEY TRANSMITTER REGULATORS
21 Swiss Financial Market Supervisory Authority (FINMA)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2023

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
New York Stock Exchange LLC(5)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
NYSE Market (DE), Inc.
Hercules Solutions LLC
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NSX Securities LLC
NYSE Chicago Holdings, Inc.
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2023

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
ICE Securities Netherlands B.V.
Exchange Participations Limited
(Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings
(Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
ICE Clear Netherlands B.V. (13,14)
ICE Clear Europe Limited (3, 5 &10)
ICE Clear UK Limited (DORMANT)
essDOCS Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
ICE Markets Limited(2)
ICE Futures Holdings Limited
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
NYSE Holdings UK Limited
ICE Warrants Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
essDOCS EMEA Limited
essDOCS EXCHANGE LIMITED (essDOCS Limited 99.9%, essDOCS EMEA Limited .1%)
essDOCS VENTURES I LIMITED
essDOCS Asia Pacific Pte. Ltd.
essDOCS Americas Limited
essDOCS (MED) M.E.P.E
Trade Cert Limited
essDOCS Australia Pty Ltd
eCertify Pty Ltd
Trade Cert USA Ltd
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
Finexeo UK Limited
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE (UK) Limited
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2023

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
IDS International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Andrew Kalotay Associates, Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
Interactive Data Luxembourg Management S.A.R.L
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
Engaged Tracking (ET) Index Ltd
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2023

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
ICE MT Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
ICE MT, LLC (99.9% Capsilon Holdings, S.a.r.l., 0.1% Capsilon Holdings Limited (Mauritius))
ICE MT India Private Limited (99.9998% Capsilon Holdings Limited (Mauritius), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg))
UNITED STATES
FOREIGN AFFILIATE